     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1996

                                                       REGISTRATION NO. 333-3967
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            STRAYER EDUCATION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    MARYLAND
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      8221
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   52-1975978
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                             1025 15TH STREET, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 408-2400
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 RON K. BAILEY
                                   PRESIDENT
                            STRAYER EDUCATION, INC.
                             1025 15TH STREET, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 408-2400
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:

                              WALTER G. LOHR, JR.
                             HOGAN & HARTSON L.L.P.
                       111 S. CALVERT STREET, SUITE 1600
                              BALTIMORE, MD 21202
                                 (410) 659-2700
                               RICHARD J. PARRINO
                       SHAW, PITTMAN, POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                              WASHINGTON, DC 20037
                                 (202) 663-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 16, 1996

PROSPECTUS

                                3,000,000 SHARES

                                  STRAYER LOGO

                            STRAYER EDUCATION, INC.
                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock, $.01 par value (the "Shares"), offered hereby are being offered (the "Offering") by Strayer Education, Inc. (the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. Approximately $19.7 million of the net proceeds of the Offering will be used to make payments to affiliates of the Company. See "Use of Proceeds." It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per Share. See "Underwriting" for factors considered in determining the initial public offering price.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "STRA" upon notice of issuance.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                         PRICE TO          UNDERWRITING         PROCEEDS TO
                                          PUBLIC            DISCOUNT(1)         COMPANY(2)

- ----------------------------------------------------------------------------------------------
Per Share.........................           $                   $                   $
- ----------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                   $
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the Offering estimated at $       payable by
the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional Shares from the Company on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
    Underwriting Discount, and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

                            ------------------------

     The Shares are offered by the Underwriters subject to prior sale, when, as and if issued to and accepted by them, subject to their right to reject any order in whole or in part and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject offers in whole or in part. It is expected that delivery of certificates for the Shares will be made at the offices of Legg Mason Wood Walker, Incorporated, Baltimore,
Maryland, on or about                , 1996.

                            ------------------------

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

               , 1996

        [MAP OF GREATER WASHINGTON D.C. AND SURROUNDING AREA INDICATING
           CAMPUS LOCATIONS AND PICTURES OF EACH OF THE EIGHT CAMPUS
                           FACILITIES INSERTED HERE]

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated herein, (i) the information in this Prospectus assumes an initial public offering price of $10.00 per Share and no exercise of the Underwriters' over-allotment option and
(ii) all references to the Company in this Prospectus include Strayer Education, Inc. and the business and properties of Strayer College, Inc., a Maryland corporation ("Strayer" or the "College"), and Education Loan Processing, Inc., a Virginia corporation ("ELP"), each of which, as a result of the plan of reorganization (the "Reorganization") described under "Reorganization," will become a wholly-owned subsidiary of Strayer Education, Inc. Pursuant to the Reorganization, among other things, the status of the College and ELP as S Corporations under the Internal Revenue Code of 1986 will be terminated and the College will make the S Corporation Distribution (as defined herein) to its current stockholders. All references herein to the College's Financial Statements are to the combined financial statements of the College and ELP included in this Prospectus.


                                  THE COMPANY

     Strayer is a regional proprietary institution of higher education offering undergraduate and graduate degree programs to more than 7,000 students at eight campuses in Washington, D.C. and Northern Virginia. In early 1996, the College received state approval to operate its first degree-granting campus in Maryland. The College is accredited by the Commission on Higher Education of the Middle States Association of Colleges and Schools ("Middle States"), the regional institutional accrediting body recognized by the U.S. Department of Education. The majority of Strayer students are working adults pursuing their first college degree to improve their job skills and advance their careers. Of students enrolled in Strayer programs at the beginning of the 1995 Fall quarter, approximately 57% were over the age of 30 and approximately 62% were engaged in a part-time course of study. The College believes it attracts working adults by offering a business-oriented curriculum, convenient campus locations, flexible class schedules, a wide variety of information technology courses and an experienced teaching faculty. Many employers of Strayer students, including major corporations and governmental agencies, provide full or partial tuition reimbursement for Strayer courses.


     The College was founded as Strayers Business College in Baltimore, Maryland in 1892. Strayer began a program of significant expansion in 1989 when its current President, Ron K. Bailey, acquired ownership of the College. Since 1989, the number of campuses has increased from three to eight, enrollment has increased from approximately 2,900 students at the beginning of the 1990 Fall quarter to approximately 7,400 students at the beginning of the 1995 Fall quarter, and annual revenues have increased from approximately $11.3 million for the year ended December 31, 1990 to approximately $38.2 million for the year ended December 31, 1995. During the same period, the College focused its attention on its degree programs by broadening its course offerings, increasing the number of faculty members with doctoral and other terminal degrees, expanding its library and other learning resources and investing in information systems. The College also closed the Baltimore campus, which was not a degree-granting institution.


     The College designs its educational offerings to meet the practical needs of its student body. Strayer regularly revises its curriculum in consultation with area employers to respond to changing business trends and workplace requirements. The College offers associate's, bachelor's and master's degree programs in accounting, business administration, and computer information systems, as well as undergraduate degree programs in related fields, such as marketing and economics. The College has expanded and upgraded its computer-related course offerings as business and governmental organizations have increased their use of information technology. The College offers an intensive twelve-month diploma program in computer information systems to instruct students in new information technologies. Strayer has equipped each of its campuses with computer and networking laboratories containing up-to-date hardware and software for instructional use.

     Strayer provides students with classroom locations close to their homes or workplaces and flexible class schedules that make it easier for working adults to attend classes. Strayer currently offers its courses at two campuses in the District of Columbia and six campuses in Northern Virginia. The College plans to open its first Maryland degree-granting campus in early 1997. To accommodate the scheduling requirements of working students, Strayer offers classes seven days a week at hours ranging from 6:00 a.m. to midnight. In addition, Strayer operates throughout the year on a quarter system, which enables many of its students to attend classes all year.

     Strayer recently has taken additional steps to improve the accessibility of its instructional programs. It currently operates programs on-site at the U.S. Department of Transportation and at the General Services Administration, for employees of the federal government; at Quantico Marine Base, Fort Belvoir Army Education Center and Naval Surface Warfare Center, Dahlgren Division, for active military personnel; and at Computer Sciences Corporation, in Falls Church, Virginia, for company employees. The College has submitted a proposal to offer graduate and upper level undergraduate courses at the Southern Maryland Higher Education Center in California, Maryland. Strayer also offers an increasing number of courses through the Internet, which may allow the College in the future to expand its student population beyond the geographical areas served by its campuses.

     Students finance their Strayer education in a variety of ways. A significant number of students utilize federal financial aid programs. In addition, many of Strayer's working adult students finance their own education or receive full or partial tuition reimbursement from their employers. Since 1995, Strayer has extended educational loans through an internal program, the Strayer Education Loan Program (the "SEL Program"), to eligible students seeking an alternative to federal programs. The SEL Program enables students to finance their education through monthly payments of between $200 and $300 while they attend college and after they graduate. The administrative costs of the SEL Program to the College are substantially less than those of the federal loan programs. In addition, the SEL Program reduces the College's dependence on the receipt of federal financial aid funds.

     The College believes that the demand of working adults for business-oriented higher education in Strayer's market area will continue to increase as the result of a number of demographic and economic trends. According to the American Council on Education, older students are more likely to pursue postsecondary education in professional fields, including business-related studies, than in the arts and sciences. The U.S. National Center for Educational Statistics estimates that by the year 2000 approximately 44% of the 15.5 million students projected to be enrolled in institutions of higher education will be adults over the age of 24. Currently, the U.S. Bureau of the Census estimates that 70-75% of students over the age of 24 are working adults. Management expects that the number of adult candidates for business and computer-related education will increase due to the continuing restructuring of businesses and federal governmental agencies and the rapid growth and change in information technology.

     The College seeks to strengthen its position as a leading provider of business-oriented education for working adults in its market area. Strayer believes it will attract additional students by establishing new campuses in Maryland and elsewhere throughout its region, broadening its curriculum and using new distance education technologies such as the Internet. The College intends to expand the SEL Program to reduce its administrative costs, lessen its dependence on federal student financial aid programs and enhance its ability to attract and retain qualified students. The College also will consider the purchase of one or more campus facilities in order to establish permanent campus sites and to facilitate future expansion.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered hereby.....   3,000,000 Shares
Common Stock to be outstanding
  after the Offering............   9,000,000 Shares(1)
Use of proceeds.................   To fund the distribution to the College's current
                                   stockholders of undistributed income taxable to them prior to termination of Strayer's S Corporation status (the "S
                                   Corporation Distribution"), to fund the Company's
                                   acquisition of ELP (an education loan servicing company),
                                   and to provide funds for ELP's operations and for other
                                   corporate purposes.
Nasdaq National Market Symbol...   "STRA"

- ---------------
(1) Excludes 1,000,000 Shares reserved for issuance under the Company's stock option plan. Upon the effectiveness of the Registration Statement of which this Prospectus forms a part, the Company intends to grant to certain of its employees options under the plan to purchase an aggregate of 700,000 Shares at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. See "Management -- Stock Option Plan."

                  SUMMARY FINANCIAL AND OPERATING INFORMATION
          (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA AMOUNTS)



                                                                                                 THREE MONTHS ENDED MARCH 31,
                                                                                              -----------------------------------
                                                 YEAR ENDED DECEMBER 31,                      (UNAUDITED)
                              -------------------------------------------------------------                                 PRO
                                                                                    PRO                                    FORMA
                               1991      1992      1993      1994      1995        FORMA         1995          1996       1996(3)
                              -------   -------   -------   -------   -------     1995(3)     -----------   -----------   -------
                                                                                -----------
                                                                                (UNAUDITED)
INCOME STATEMENT DATA:
  Revenues..................  $16,529   $23,793   $29,368   $34,257   $38,196     $38,196       $  10,635     $  12,415   $12,415
  Costs and expenses(1).....   14,449    21,298    25,124    29,055    32,020      25,845           7,691         7,787     7,787
                              -------   -------   -------   -------   -------   -----------   -----------   -----------   -------
  Income from operations....    2,080     2,495     4,244     5,202     6,176      12,351           2,944         4,628     4,628
  Investment and other
    income..................      186       184       180       350       875         875             148           108       108
                              -------   -------   -------   -------   -------   -----------   -----------   -----------   -------
  Net income(2).............  $ 2,266   $ 2,679   $ 4,424   $ 5,552   $ 7,051     $13,226       $   3,092     $   4,736   $ 4,736
                              =======   =======   =======   =======   =======   =========         =======       =======   =======
PRO FORMA DATA:(3)
  Pro forma income taxes....                                                      $ 5,069                                 $ 1,852
  Pro forma net income......                                                      $ 8,157                                 $ 2,884
  Pro forma net income per
    share(4)................                                                      $  1.08                                 $   .38
  Pro forma weighted average
    shares outstanding(4)...                                                        7,548                                   7,548
OPERATING DATA:
  Enrollment(5).............    4,000     5,600     6,200     6,800     7,400                       6,500         7,100
  Number of campuses........        6         8         8         8         8                           8             8



                                                                                                      AT MARCH 31, 1996
                                                                                               --------------------------------
                                                             AT DECEMBER 31,                   (UNAUDITED)
                                             -----------------------------------------------               PRO          AS
                                              1991      1992      1993      1994      1995     ACTUAL    FORMA(6)   ADJUSTED(7)
                                             -------   -------   -------   -------   -------   -------   --------   -----------
BALANCE SHEET DATA:
  Cash and cash equivalents................  $ 2,572   $ 3,609   $ 2,191   $ 5,564   $ 8,992   $11,905   $ 9,806      $21,764
  Working capital..........................    1,625     3,063     5,195     5,934     9,571    10,944    (5,197 )     20,803
  Total assets.............................   10,465    14,396    16,279    19,824    25,878    29,607    27,508       39,466
  Long-term liabilities....................      605        62        --        --        --        --        --           --
  Total liabilities........................    7,636    10,146     9,651    10,487    10,539    11,043    25,085       11,043
  Total stockholders' equity...............    2,829     4,250     6,628     9,337    15,339    18,564     2,423       28,423


- ---------------


(1) Includes bonus payments to an S Corporation stockholder of the College of $0.2 million in 1991, $0.9 million in 1992, $3.5 million in 1993, $5.5 million in 1994, $6.2 million in 1995 and $1.6 million in the three months ended March 31, 1995 for the payment of income taxes by the S Corporation stockholders on undistributed S Corporation income. No such bonus payments were made during the three-month period ended March 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background and Overview" and Note 3 to the College's Financial Statements.



(2) Historical data does not reflect any provision for income taxes. The College and ELP were S Corporations during the periods indicated and therefore were not subject to income tax. See "Reorganization -- Termination of S Corporation Status" and "-- Acquisition of ELP."



(3) Reflects the formation of the Company and the acquisition of the College by the Company as if those events had taken place on January 1, 1995. See "Reorganization -- Formation of Holding Company." Following the termination of their status as S Corporations prior to completion of the Offering, the College and ELP will become subject to federal and state income tax. See "Reorganization -- Termination of S Corporation Status" and "-- Acquisition of ELP." The pro forma data reflects the application of statutory corporate income tax rates to net income as if the termination of the S Corporation status of the College and ELP had occurred on January 1, 1995. The effective derived income tax rates for the year ended December 31, 1995 and for the three months ended March 31, 1996 were 38.3% and 39.1%, respectively. For the year ended December 31, 1995, also gives effect to the reduction of costs and expenses by $6.2 million, which represents compensation payments to an S Corporation stockholder of the College in respect of 1995 income taxes on undistributed S Corporation income.



(4) Shares outstanding and per share data have been adjusted to reflect the number of shares outstanding after the Reorganization and the issuance of 1,548,181 shares of Common Stock in connection with the Offering necessary to pay the $14.0 million S Corporation Distribution. See "Reorganization" and Note 3 to the College's Financial Statements.


(5) Reflects student enrollment as of the beginning of the Fall academic quarter for each year indicated and as of the beginning of the Winter academic quarter for the three months ended March 31, 1995 and March 31, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."


(6) Reflects (i) the April 1996 distribution of $2.1 million to the S Corporation stockholders of the College in respect of income taxes on estimated S Corporation income for the five-month period ending May 31, 1996, (ii) the recognition of a liability for the estimated amount of previously recognized and undistributed S Corporation income of the College through March 31, 1996 of $14.0 million to be paid from the proceeds of the Offering, but without giving effect to the Offering proceeds, and (iii) the acquisition of the College by the Company, as if those events occurred on March 31, 1996.



(7) Gives effect to the pro forma adjustments described in note (6) above and the receipt and application of the estimated net proceeds of the Offering as described under "Use of Proceeds." The adjustment for net proceeds of the Offering includes $14.0 million of the $18.5 million S Corporation Distribution identified in "Use of Proceeds." The $14.0 million S Corporation Distribution adjustment is based on the estimated amount of previously recognized and undistributed S Corporation income of the College through March 31, 1996, while the $18.5 million S Corporation Distribution also reflects the estimated additional undistributed S Corporation income accumulated from April 1, 1996 through the termination of S Corporation status. The estimated $18.5 million amount is subject to adjustment for actual S Corporation income of the College in the latter period.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Shares offered hereby. Certain statements included in this Prospectus concerning the Company's future financial condition and performance are forward-looking statements and the factors discussed below could cause actual results and developments to be materially different from those expressed in or implied by such statements.

POTENTIAL ADVERSE EFFECTS OF REGULATION

     The College is subject to extensive regulation by governmental agencies and licensing and accrediting bodies. In particular, the Higher Education Act of 1965, as amended (the "HEA"), and the regulations issued thereunder subject to significant regulatory scrutiny the College and all other higher education institutions that participate in the various federal student financial aid programs under Title IV of the HEA ("Title IV Programs"). The HEA mandates specific regulatory responsibilities for each of the following components of the higher education regulatory triad: (i) the federal government through the United States Department of Education (the "Department of Education"); (ii) the accrediting agencies recognized by the Department of Education; and (iii) state higher education regulatory bodies.

     For the year ended December 31, 1995, the College derived approximately 46% of its revenues from Title IV Programs. Certain recently enacted statutory and regulatory provisions impose new requirements on the College, and the Department of Education has not fully developed administrative interpretations of these requirements. Therefore, it is not clear how the new requirements will be applied and interpreted. In addition, changes in, or new interpretations of, other applicable laws, rules or regulations could have a material adverse effect on the College's accreditation, authorization to operate in various states, permissible activities or costs of doing business. The College's failure to maintain or renew any required regulatory approvals, accreditations or authorizations would have a material adverse effect on the College. See "Licensing, Accreditation and Financial Aid Regulation."

     Certain significant regulatory factors that could adversely affect the College are discussed below:

     Loss of State Authorization and Accreditation. The College is dependent on the authorization of the applicable agency of each state where the College is offering educational programs to allow it to operate and to grant degrees or diplomas. State authorization and accreditation by an accrediting agency recognized by the Secretary of Education are also required in order for an institution to become and remain eligible to participate in Title IV Programs. The College is subject to extensive regulation by its accrediting agency, Middle States, and by its state licensing agencies, the District of Columbia Education Licensure Commission, the Virginia State Council of Higher Education and, when the College establishes a campus in Maryland, the Maryland Higher Education Commission. State laws and regulations and accrediting agency standards affect the College's operations and may limit the ability of the College to introduce educational programs or to obtain authorization to operate at certain locations or in certain states. The loss of accreditation would, among other things, render the College ineligible to participate in Title IV Programs and would have a material adverse effect on the College. Similarly, the loss of state authorization by the College or an existing campus, or the failure of the College or a new campus to obtain state authorization, would, among other things, render the College ineligible to participate in Title IV Programs for students in that state or location and would have a material adverse effect on the College. See "Licensing, Accreditation and Financial Aid Regulation -- State Licensure" and "-- Accreditation."

     Student Loan Defaults; Loss of Eligibility to Participate in Title IV Programs. Under the HEA, an educational institution may lose its eligibility to participate in some or all Title IV Programs if defaults on the repayment of federally guaranteed student loans exceed certain rates. These rates (known as "cohort default rates") are based on the repayment history of current and former students on loans provided under certain Title IV Programs. The Department of Education calculates a cohort default rate for each institution by determining the rate at which borrowers who become subject to their repayment obligation in one federal fiscal year default by the end of the following federal fiscal year. Any institution that has a cohort default rate equal to or exceeding 25% for three consecutive years is subject to immediate loss of eligibility to participate in certain Title IV Programs for a period of up to three federal fiscal years. The College's cohort default rates on federally guaranteed student loans for the 1991, 1992 and 1993 federal fiscal years, the most recent federal fiscal years for which final information is available, were 14.1%, 10.6% and 16.6%, respectively. See "Licensing, Accreditation and Financial Aid
Regulation -- Financial Aid Regulation -- Student Loan Defaults."

     Failure to Demonstrate Administrative Capability. Department of Education regulations specify extensive criteria an institution must satisfy to establish that it has the requisite "administrative capability" to participate in Title IV Programs. The failure by an institution to satisfy any of the criteria may lead the Department of Education to determine that the institution lacks the requisite administrative capability and, therefore, to commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV Programs, or to require additional scrutiny as a condition of continued participation. A cohort default rate on federally guaranteed student loans equal to or exceeding 25% in any one of the three most recent federal fiscal years is a basis for such a determination by the Department of Education.

     Based on an inspection conducted by the Office of Inspector General of the Department of Education in mid-1992, the Department of Education concluded that there were serious deficiencies at that time in the College's administration of federal student financial aid programs. The Department of Education cited late and unpaid refunds, lack of refund notification, unpaid credit balances, a high student withdrawal rate, lack of exit counseling documentation, incorrect loan certifications and missing financial aid transcripts. Because of these deficiencies, the Department of Education transferred the College from the "advance" system of payment, under which the Department of Education accepts an institution's request for funds and transfers the amount requested (subject to annual audit), to the "reimbursement" system of payment, under which the institution must disburse funds to eligible students and document their eligibility for the aid requested before receiving funds from the Department of Education. The College disputed various of the Department of Education's findings, but took steps to correct certain institutional weaknesses identified in the report. Further, following an internal audit, the College in 1993 and 1994 repaid to the government certain Title IV funds for which the College determined its documentation was inadequate. Following these remedial actions, the Department of Education returned the College to the advance system of payment, effective December 7, 1995. The Department of Education could impose additional sanctions in the future if it determined that the College lacks the capability to administer federal student financial aid programs. See "Licensing, Accreditation and Financial Aid Regulation -- Financial Aid
Regulation -- Administrative Capability."

     Failure to Demonstrate Financial Responsibility. The HEA and the regulations issued thereunder impose new standards of financial responsibility on eligible higher education institutions. These standards require, among other things, that a proprietary institution such as the College meet an "acid test" ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1-to-1 at the end of the institution's most recent fiscal year. For the fiscal year ended December 31, 1995, the College's "acid test" ratio was equal to 1.44-to-1. In addition, an eligible institution may be required to submit an irrevocable letter of credit, payable to the Department of Education, in an amount equal to 25% of the total dollar amount of refunds that the institution paid on Title IV Programs in the previous fiscal year unless the institution meets certain conditions that indicate student refunds will be paid. The College has obtained such a letter of credit in the amount of $500,000. Failure of the College to meet the financial responsibility standards would, among other things, render the College ineligible to participate in Title IV Programs and would have a material adverse effect on the College. See "Licensing, Accreditation and Financial Aid Regulation -- Financial Aid Regulation -- Financial Responsibility."

     Regulatory Consequences of a Change in Ownership Resulting in a Change of Control. A change in ownership resulting in a change of control of the College, depending on the type of transaction that gives rise to a change, may have significant regulatory consequences for the College. Such a change in ownership could trigger a requirement for recertification by the Department of Education, reauthorization by certain state licensing agencies or a review of the College's accreditation by Middle States. Based in part on advisory letters that the Department of Education, Middle States and certain of the applicable state authorizing agencies issued in connection with the Offering, the Company does not believe that the Reorganization or the Offering will constitute a change in ownership resulting in a change of control under these standards. Nevertheless, upon completion, the Reorganization and the Offering must be reported to the Department of Education, Middle States and applicable state licensing agencies, and the reporting could subject the College to further review by any of those bodies. After the Offering, upon a change of control sufficient to require the College to file a Form 8-K with the Securities and Exchange Commission, the College would cease to be eligible to participate in Title IV Programs until recertified or provisionally certified by the Department of Education. In addition, the College's accrediting agency, Middle States, requires institutions that it accredits to inform it and, if required, to obtain its approval, in advance of any substantive change, including a change that significantly alters the ownership or control of the institution. The District of Columbia Education Licensure Commission may require an institution licensed by it to apply to amend its license prior to a change in ownership. Although the Department of Education does not treat retirement or death of an owner as a change in ownership resulting in a change of control if ownership and control are transferred to a member of the owner's family or to certain members of the institution's management, District of Columbia, Virginia and Maryland law and Middle States policies do not specifically address such changes. Consequently, one or more regulatory entities could require reporting, review or reauthorization upon a change in ownership resulting from an owner's retirement or death. If the College undergoes a change in ownership and is not recertified or provisionally certified by the Department of Education, does not obtain reauthorization from the necessary state agencies or has its accreditation withdrawn, the change would have a material adverse effect on the College. See "Licensing, Accreditation and Financial Aid Regulation -- Change in Ownership Resulting in a Change of Control."

     Other Regulations. In addition to the regulations discussed above, the College is subject to compliance with numerous other regulatory requirements. These requirements include additional financial responsibility standards; compliance with a rule known as the "85/15 Rule" that limits an institution's dependence on Title IV Program funds; and restrictions on adding new locations and programs. In addition, the College is prohibited from offering its employees incentive compensation or other payments or gifts that might constitute inducements to secure enrollments. Failure of the College to comply with these regulations would, among other things, render the College ineligible to participate in Title IV Programs and would have a material adverse effect on the College. See "Licensing, Accreditation and Financial Aid Regulation -- Financial Aid Regulation."

LACK OF EXPERIENCE IN OPERATING CAMPUSES IN MARYLAND

     The College's business strategy includes the establishment of new campuses in the State of Maryland pursuant to approval granted in early 1996 by the Maryland Higher Education Commission. See "Business -- Business Strategy." Although the College formerly operated a campus in Baltimore, Maryland, oriented toward secretarial and clerical training, the College closed that campus in 1992, and management has no experience in operating a degree-granting higher education institution under Maryland state regulatory requirements. There can be no assurance that the College will be successful in establishing any campuses in Maryland, or that any campus established in Maryland will be profitable.

COMPETITION

     The post-secondary education market in the College's market area is highly competitive. The College competes with traditional public and private two-year and four-year colleges, other for-profit schools and alternatives to higher education, such as employment and military service. Public colleges may offer programs similar to those of the College at a lower tuition level as a result of government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary institutions. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The College is highly dependent on certain of its personnel, particularly Ron K. Bailey, the College's President. The loss of Mr. Bailey's services or those of one or more of the College's other significant employees could have a material adverse effect on the College's financial condition and results of operations. The College believes that its future success will depend upon its ability to continue to attract, motivate and retain highly skilled, managerial, recruitment and marketing, and academic personnel. The College does not carry key-man life insurance on its key personnel. There can be no assurance that the College will continue to be successful in attracting and retaining the personnel it requires. See "Management."

RISKS RELATING TO SEL PROGRAM

     In 1995, Strayer began originating educational loans under the SEL Program to eligible students as part of its strategy to reduce its administrative expenses, lessen its dependence on federal student financial aid programs and attract and retain qualified students. The amounts of these loans originated in 1995 and the three months ended March 31, 1996 were approximately $1.4 million and $650,000, respectively. See "Business -- SEL Program." The College intends to expand the SEL Program following completion of the Offering. Strayer will be exposed to the risk of losses associated with this type of unsecured lending. The College has operated the SEL Program only for a limited period and for this reason is unable to evaluate fully its underwriting standards.

ABILITY TO MANAGE GROWTH

     The College experienced a period of rapid growth from 1989 to 1992 that strained the College's financial and management information systems and other resources. See "Licensing, Accreditation and Financial Aid Regulation -- State Licensure" and "-- Financial Aid Regulation -- Administrative Capability." Although the College has made a substantial investment in augmenting these systems and resources to support future growth, there can be no assurance that the College will be able to manage any further expansion effectively. Failure to do so would have a material adverse effect on the College's financial condition, results of operations and regulatory compliance.

SEASONALITY

     The Company's quarterly results of operations tend to vary significantly within a year because of student enrollment patterns. Enrollment is lower in the third, or summer, quarter than in the other three quarters. The Company expects that these seasonal trends will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

CONCENTRATION OF SHARE OWNERSHIP; ANTI-TAKEOVER EFFECT

     Ron K. Bailey, jointly with his spouse (the "Current Stockholders"), currently owns all of the College's outstanding capital stock. See "The Company." Upon completion of the Offering, the Current Stockholders will beneficially own approximately 66.7% of the Company's outstanding Common Stock. As a result, the Current Stockholders will have the ability to elect all of the Company's directors and to determine the outcome of corporate actions requiring stockholder approval. These facts may have the effect of delaying or preventing a change in control of the Company or causing a change in control of the Company which may not be favored by the Company's other stockholders. The Company will be authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series, having terms fixed by the Board of Directors without stockholder vote. Issuance of these shares could also be used as an anti-takeover device. The Board of Directors has no current intentions or plans to issue any Preferred Stock. See "Principal Stockholders" and "Description of Capital Stock." In addition, a change in ownership resulting in a change of control of the Company could trigger a requirement for recertification of the College by the Department of Education, a review of the College's accreditation by Middle States or reauthorization by certain state licensing agencies. These factors may tend to discourage attempts to acquire control of the Company from the Current Stockholders. See "Licensing, Accreditation and Financial Aid
Regulation -- Change in Ownership Resulting in a Change of Control."

BENEFITS OF THE OFFERING TO AFFILIATES

     Approximately $19.7 million of the net proceeds of the Offering will be used to make payments to affiliates of the Company. Of this amount, approximately $18.5 million (subject to adjustment) will be paid to the Current Stockholders as the S Corporation Distribution and approximately $1.2 million will be paid to Ron K. Bailey, a Current Stockholder, in connection with the Company's acquisition from Mr. Bailey of an education loan servicing company. See "Reorganization," "Use of Proceeds" and "Certain Transactions."

NO PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the Representative of the Underwriters. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. The trading price of the Company's Common Stock may be subject to wide fluctuations in response to quarterly variations in operating results, new regulations or interpretations of regulations, announcements of new programs and locations by the Company or its competitors, or other factors. Those factors, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock.

DIVIDEND POLICY

     Although the Company intends to establish an initial policy of declaring cash dividends, there can be no assurances that dividends will be paid. The payment and rate of future dividends are subject to the discretion of the Board of Directors and will depend upon the Company's earnings, financial condition, capital needs and regulatory considerations. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, there will be 9,000,000 shares of Common Stock of the Company outstanding (excluding 700,000 shares issuable upon exercise of options held by employees of the Company). Of these shares, all of the 3,000,000 shares of Common Stock sold in the Offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, generally may be resold only in compliance with applicable provisions of Rule 144. The remaining 6,000,000 shares of Common Stock will be held by the Current Stockholders and are "restricted securities" as that term is defined in Rule
144. The Company and the Current Stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock (subject, in the case of the Company, to an exception for the grant of options under the Company's stock option plan), for a period of 180 days after the date of this Prospectus without the consent of the Representative of the Underwriters. Commencing 90 days after the date of this Prospectus, and subject to such consent, all but 1,000 of the 6,000,000 shares owned by the Current Stockholders will be eligible for sale in the public market subject to compliance with the volume limitations and other restrictions of Rule 144. See "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW INVESTORS


     Investors in the Offering will experience an immediate and substantial dilution in net tangible book value of $6.71 per Share and may experience further dilution upon the exercise of outstanding stock options by certain executive officers and employees. See "Dilution."

                                  THE COMPANY

     The College is a regional proprietary institution of higher education accredited by Middle States that offers business-oriented undergraduate and graduate degree programs at eight campuses in Washington, D.C. and Northern Virginia. At the beginning of the 1995 Fall quarter, approximately 7,400 Strayer students were pursuing studies in accounting, business administration, computer information systems, economics, marketing and general studies.

     The College has provided educational services for over 100 years since it began operations in Baltimore, Maryland in 1892 with the founding of Strayers Business College of Baltimore City by Dr. S. Irving Strayer. The College was incorporated under Maryland law in April 1898. In 1904, Dr. Strayer and his business partner, Thomas W. Donoho, started a business school in the District of Columbia. In 1928, the Strayer College of Accountancy was founded and was licensed to confer associate's and professional degrees by the District of Columbia Board of Higher Education. The Business College and the College of Accountancy operated concurrently, in the same building, until 1958, when the two institutions began to offer instruction as Strayer Junior College of Finance. Shortly thereafter, the two schools were incorporated as Strayer Junior College, Inc. The schools principally provided clerical and secretarial training until 1969, when Strayer was first licensed to grant bachelor's degrees at its Washington, D.C. campus. Strayer College, Inc. and Strayer Junior College, Inc. merged in 1973, and the College was accredited in that year as a Senior College of Business by the Accrediting Commission of the Association of Independent Colleges and Schools.

     The Donoho family transferred ownership of the College in 1980 to Dr. Charles Palmer. In 1981, the College obtained Middle States accreditation and received approval from the Virginia State Council of Higher Education to offer programs at a campus in Arlington, Virginia. The Middle States accreditation did not extend to the Baltimore campus, which remained a clerical and secretarial institution. The College was authorized to award master's degrees in 1987, and opened a campus in Alexandria, Virginia in 1988.

     In 1989, Mr. Ron K. Bailey, jointly with his wife, acquired all of the outstanding capital stock of the College. Under Mr. Bailey's management, Strayer closed the Baltimore campus and inaugurated a program of significant expansion in the greater Washington, D.C. area that resulted in the opening of five new campuses by the end of 1992: Woodbridge in 1989; Manassas in 1990; Loudoun in 1991; and Fredericksburg and Takoma Park in 1992. Student enrollment more than tripled from approximately 2,150 students at the beginning of the 1989 Fall quarter to approximately 7,400 students at the beginning of the 1995 Fall quarter. During the same period, the College focused its attention on its degree programs by broadening its course offerings, increasing the number of faculty members with doctoral and other terminal degrees, expanding its library and other learning resources and investing in information systems.

     Upon completion of the Offering, the College will become a wholly-owned subsidiary of the Company. See "Reorganization -- Formation of Holding Company."

     The Company's executive offices are located at 1025 Fifteenth Street, N.W., Washington, D.C. 20005. Its telephone number is (202) 408-2400.

                                 REORGANIZATION

     In connection with the Offering, the Company and the College will take certain corporate actions described below, which are collectively referred to in this Prospectus as the "Reorganization."

FORMATION OF HOLDING COMPANY

     Prior to the Reorganization, the Company's business was conducted through the College. In anticipation of the Offering, the Company was incorporated in Maryland on May 10, 1996, and on May 15, 1996, the Company issued 1,000 shares of Common Stock to Mr. and Mrs. Ron K. Bailey, the Current Stockholders of the College. Upon completion of the Offering, the Company will acquire 100% of the outstanding capital stock of the College from the Current Stockholders in exchange for 5,999,000 shares of Common Stock. Thereafter, the College will be operated as a wholly-owned subsidiary of the Company.

TERMINATION OF S CORPORATION STATUS

     The College has elected to be treated for federal income and certain state tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. As a result, earnings of the College for prior tax years have been included in the taxable income of its stockholders, and the College has not been subject to income tax on those earnings for federal and most state tax purposes.

     The College has made regular payments to Ron K. Bailey, a Current Stockholder, in respect of the expected tax liabilities of the Current Stockholders for income earned by the College that was treated as having been earned by the Current Stockholders. These amounts were treated as compensation and are reflected as general and administration expense in the College's Financial Statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background and Overview." In April 1996, the College made a distribution in the amount of $2.1 million to the Current Stockholders, which represents the Current Stockholders' estimated tax liability for S Corporation income expected to be earned during the five-month period ending May 31, 1996.

     Prior to completion of the Offering, the College's S Corporation status will terminate. Termination of S Corporation status will subject the College to federal and state income taxes with respect to income earned after the termination date.


     In connection with termination of its S Corporation status, the College will declare to the Current Stockholders a dividend (the "S Corporation Distribution"), which will be paid out of the net proceeds of the Offering. See "Use of Proceeds." The S Corporation Distribution, in the amount of approximately $18.5 million, will be equal to the amount of the previously recognized and undistributed S Corporation income on which the Current Stockholders have paid, or will pay, income tax. The estimated $18.5 million amount is subject to adjustment for actual S Corporation income during the period prior to termination of S Corporation status. Purchasers of Shares in the Offering will not be entitled to the S Corporation Distribution. Following completion of the Reorganization, the Company and its subsidiaries will be subject to corporate income taxation on a consolidated basis. See Note 3 to the College's Financial Statements.


ACQUISITION OF ELP


     Beginning in 1995, educational loans under the SEL Program have been purchased from the College and serviced by an affiliated company, Education Loan Processing, Inc. ("ELP"). Ron K. Bailey, President and a Director of the Company and the founder of ELP, has been ELP's sole stockholder. Upon completion of the Offering, the Company will purchase from Mr. Bailey for cash all of the capital stock of ELP, which will become a wholly-owned subsidiary of the Company. The purchase price for the ELP capital stock will be equal to the net book value of ELP on the date of acquisition. As of March 31, 1996, ELP's net book value was $1.2 million. The purchase price will be paid out of the net proceeds of the Offering. The Company also intends to apply a portion of the net proceeds of the Offering to fund ELP's operations. See "Use of Proceeds." Prior to the Offering, ELP has elected to be treated as an S Corporation for federal income and certain state tax purposes. In connection with the Reorganization, ELP's S Corporation status will terminate and ELP will become subject to federal and state income taxes with respect to income earned after the termination date.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares offered hereby, after deducting the underwriting discount and estimated Offering expenses payable by the Company, are expected to be approximately $27.2 million (approximately $31.4 million if the Underwriters' over-allotment option is exercised in full).

     Net proceeds of the Offering of approximately $19.7 million will be applied to make payments to affiliates of the Company. Of this amount, approximately $18.5 million (subject to adjustment) will be used to fund the S Corporation Distribution to the Current Stockholders and approximately $1.2 million will be paid to Ron K. Bailey, President of the Company, in connection with the Company's acquisition of ELP. See "Reorganization -- Termination of S Corporation Status" and "-- Acquisition of ELP."

     Of the remaining net proceeds of approximately $7.5 million, approximately $3.5 million will be used to fund ELP operations, up to approximately $3.0 million will be used for the possible acquisition of one or more campus facilities from unaffiliated parties and the balance, if any, will be used for other corporate purposes. See "Business -- Business Strategy" and "Certain Transactions -- Transactions with ELP." As of the date of this Prospectus, the College has not exercised its purchase option under any lease for the acquisition of a campus facility.

     Pending their application, the net proceeds of the Offering will be invested in short-term, investment-grade, interest-bearing securities.

                                 CAPITALIZATION


     The following table sets forth, as of March 31, 1996, (i) the actual capitalization of the College, (ii) the pro forma capitalization of the Company after giving effect to the acquisition of the College by the Company, the distribution of $2.1 million to the Current Stockholders in April 1996 in respect of income taxes on estimated S Corporation income for the five-month period ending May 31, 1996 and the recognition of a current liability for the estimated S Corporation Distribution of $14.0 million (subject to adjustment) to be paid from the proceeds of the Offering and (iii) the capitalization of the Company as adjusted to give effect to the receipt of the net proceeds of the Offering, the payment of the S Corporation Distribution and the acquisition of ELP. See "Reorganization" and "Use of Proceeds."


                                                                           MARCH 31, 1996
                                                                  ---------------------------------
                                                                             (UNAUDITED)

                                                                               PRO          AS
                                                                  ACTUAL      FORMA     ADJUSTED(1)
                                                                  -------    -------    -----------
                                                                           (IN THOUSANDS)
Distribution payable to stockholders...........................   $    --    $14,042      $    --
Long-term debt.................................................        --         --           --
Stockholders' equity:
     Preferred Stock, $.01 par value, 5,000,000 shares
       authorized; no shares issued or outstanding.............        --         --           --
     Common Stock:
          $10 par value, 500 shares authorized; 375.5 shares
            issued and outstanding.............................         4         --           --
          $.01 par value, 20,000,000 shares authorized;
            6,000,000 and 9,000,000 shares issued and
            outstanding, respectively..........................        --         60           90
     Additional paid-in capital................................     1,142      1,142       27,112
     Retained earnings.........................................    17,163        966          966
     Net unrealized gains on investments.......................       255        255          255
                                                                  -------    -------    -----------
          Total stockholders' equity...........................   $18,564    $ 2,423      $28,423
                                                                  =======    =======    =========
          Total capitalization.................................   $18,564    $16,465      $28,423
                                                                  =======    =======    =========


- ---------------

(1) The adjustment for the S Corporation Distribution is $14.0 million based on the estimated amount of previously recognized and undistributed S Corporation income of the College through March 31, 1996. The S Corporation Distribution of $18.5 million identified in "Use of Proceeds" reflects the estimated additional undistributed S Corporation income accumulated from April 1, 1996 through the termination of S Corporation status. The estimated $18.5 million amount is subject to adjustment for actual S Corporation income of the College in the latter period.


                                DIVIDEND POLICY

     After the Offering, the Company intends to establish an initial policy of declaring quarterly cash dividends at the rate of $0.0625 per share ($0.25 annually) on the Company's Common Stock. The amount of dividends payable in the future will be reviewed periodically by the Company's Board of Directors in light of the Company's earnings, financial condition, capital needs and regulatory considerations. There is no requirement or assurance that dividends will be paid.


     The College made distributions to the Current Stockholders of $2.8 million in 1994, $3.4 million in 1995 and $650,000 in the three months ended March 31, 1996 for application by the Current Stockholders to the acquisition of campus facilities leased to the College and to the establishment and funding of ELP. See "Certain Transactions -- Lease of Campus Facilities" and "-- Transactions with ELP."

                                    DILUTION


     The pro forma net tangible book value of the Company's Common Stock at March 31, 1996 was approximately $2.4 million or $.40 per share. Net pro forma tangible book value represents the amount of the Company's net tangible assets less total liabilities, adjusted to give effect to (i) the formation of the Company, (ii) the acquisition of the College by the Company, (iii) the distribution of $2.1 million to the Current Stockholders in April 1996 in respect of income taxes on estimated S Corporation income of the College for the five-month period ending May 31, 1996 and (iv) the recognition of a current liability for the estimated S Corporation Distribution of $14.0 million (subject to adjustment) to be paid from the proceeds of the Offering divided by the pro forma total number of shares of Common Stock outstanding. After giving effect to the Offering (after deducting the underwriting discount and estimated Offering expenses payable by the Company) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the adjusted pro forma net tangible book value of the Company at March 31, 1996 would have been approximately $29.6 million or $3.29 per share. This represents an immediate increase in net tangible book value of $2.89 per share to existing stockholders and an immediate dilution of $6.71 per share to the persons purchasing Shares in the Offering ("New Investors"). The following table illustrates this per share dilution:



        Assumed initial public offering price per share..............            $10.00
             Pro forma net tangible book value per share at
               March 31, 1996........................................   $ .40
             Increase per share attributable to New Investors........    2.89
                                                                        -----
        Adjusted pro forma net tangible book value per share after
          the Offering(1)............................................              3.29
                                                                                 ------
        Dilution per share to New Investors..........................            $ 6.71
                                                                                 ======


- ---------------

(1) The adjustment for net proceeds of the Offering includes $14.0 million of the $18.5 million S Corporation Distribution identified in "Use of Proceeds." The $14.0 million S Corporation Distribution adjustment is based on the estimated amount of previously recognized and undistributed S Corporation income of the College through March 31, 1996, while the $18.5 million S Corporation Distribution also reflects the estimated additional undistributed S Corporation income accumulated from April 1, 1996 through the termination of S Corporation status. The estimated $18.5 million amount is subject to adjustment for actual S Corporation income of the College in the latter period.


     The following table summarizes, on a pro forma basis, at March 31, 1996, the differences between existing stockholders and the New Investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                            SHARES PURCHASED       TOTAL CONSIDERATION
                                          --------------------    ----------------------    AVERAGE PRICE
                                           NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                          ---------    -------    -----------    -------    -------------
Existing stockholders..................   6,000,000      66.67%   $ 3,801,000(1)   11.25%      $  0.63
New Investors..........................   3,000,000      33.33     30,000,000      88.75       $ 10.00
                                          ---------    -------    -----------    -------
     Total.............................   9,000,000     100.00%   $33,801,000     100.00%
                                           ========     ======     ==========     ======

- ---------------
(1) Reflects amount paid by the Current Stockholders in May 1996 for 1,000 shares and amount paid by the Current Stockholders in 1989 for the College's capital stock, which will be exchanged for 5,999,000 Shares upon completion of the Offering. See "Reorganization -- Formation of Holding Company."

                            SELECTED FINANCIAL DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA AMOUNTS)


     The following table sets forth, for the periods and at the dates indicated, financial data for the College. The financial information as of December 31, 1993, 1994 and 1995 and for each of the years then ended has been derived from the College's Financial Statements, which statements have been audited by Coopers & Lybrand L.L.P., independent public accountants. The financial information as of December 31, 1991 and 1992 and for the years then ended has been derived from the College's Financial Statements, which statements have been audited by other independent public accountants. The information set forth below is qualified by reference to and should be read in conjunction with the College's Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The unaudited selected combined financial information as of March 31, 1995 and 1996 and for each of the three-month periods then ended has been derived from the unaudited combined financial statements of the College for each respective period presented and, in the opinion of management, reflects all adjustments, consisting only of normal adjustments, necessary for a fair presentation of the results of operations for these periods. The results of operations of the College for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year. The combined pro forma financial data does not purport to represent what the College's financial position or results of operations would actually have been had these events in fact occurred on the date or at the beginning of the periods indicated or to project the Company's financial position or results of operations for any future date or period.



                                                                                                      THREE MONTHS ENDED
                                                                                                           MARCH 31,
                                                 YEAR ENDED DECEMBER 31,                      -----------------------------------
                              -------------------------------------------------------------
                                                                                    PRO                   (UNAUDITED)
                                                                                   FORMA                                    PRO
                                                                                  1995(3)                                  FORMA
                               1991      1992      1993      1994      1995     -----------      1995          1996       1996(3)
                              -------   -------   -------   -------   -------   (UNAUDITED)   -----------   -----------   -------
INCOME STATEMENT DATA:
  Revenues
    Tuition.................  $16,008   $22,961   $28,545   $33,238   $36,934     $36,934       $   9,989     $  11,570   $11,570
    Fees and other..........      521       832       823     1,019     1,262       1,262             646           845       845
                              -------   -------   -------   -------   -------   -----------   -----------   -----------   -------
                               16,529    23,793    29,368    34,257    38,196      38,196          10,635        12,415    12,415
                              -------   -------   -------   -------   -------   -----------   -----------   -----------   -------
  Costs and expenses
    Instruction and
      education support.....    7,399     9,262    14,185    14,740    16,168      16,168           4,042         4,577     4,577
    Selling and promotion...    2,023     2,758     3,092     3,667     4,281       4,281             836           974       974
    General and
      administration(1).....    5,027     9,278     7,847    10,648    11,522       5,347           2,810         2,205     2,205
    Provision for student
      loan losses...........       --        --        --        --        49          49               3            31        31
                              -------   -------   -------   -------   -------   -----------   -----------   -----------   -------
                               14,449    21,298    25,124    29,055    32,020      25,845           7,691         7,787     7,787
                              -------   -------   -------   -------   -------   -----------   -----------   -----------   -------
    Income from
      operations............    2,080     2,495     4,244     5,202     6,176      12,351           2,944         4,628     4,628
    Investment and other
      income................      186       184       180       350       875         875             148           108       108
                              -------   -------   -------   -------   -------   -----------   -----------   -----------   -------
    Net income(2)...........  $ 2,266   $ 2,679   $ 4,424   $ 5,552   $ 7,051     $13,266       $   3,092     $   4,736   $ 4,736
                              =======   =======   =======   =======   =======   =========         =======       =======   =======
PRO FORMA DATA:(3)
  Pro forma income taxes....                                                      $ 5,069                                 $ 1,852
  Pro forma net income......                                                      $ 8,157                                 $ 2,884
  Pro forma net income per
    share(4)................                                                      $  1.08                                 $   .38
  Pro forma weighted average
    shares outstanding(4)...                                                        7,548                                   7,548
OPERATING DATA:
  Enrollment(5).............    4,000     5,600     6,200     6,800     7,400                       6,500         7,100
  Number of campuses........        6         8         8         8         8                           8             8



                                                                                                      AT MARCH 31, 1996
                                                                                               --------------------------------
                                                             AT DECEMBER 31,                   (UNAUDITED)
                                             -----------------------------------------------               PRO          AS
                                              1991      1992      1993      1994      1995     ACTUAL    FORMA(6)   ADJUSTED(7)
                                             -------   -------   -------   -------   -------   -------   --------   -----------
BALANCE SHEET DATA:
  Cash and cash equivalents................  $ 2,572   $ 3,609   $ 2,191   $ 5,564   $ 8,992   $11,905   $ 9,806      $21,764
  Working capital..........................    1,625     3,063     5,195     5,934     9,571    10,944    (5,197 )     20,803
  Total assets.............................   10,465    14,396    16,279    19,824    25,878    29,607    27,508       39,466
  Long-term liabilities....................      605        62        --        --        --        --        --           --
  Total liabilities........................    7,636    10,146     9,651    10,487    10,539    11,043    25,085       11,043
  Total stockholders' equity...............    2,829     4,250     6,628     9,337    15,339    18,564     2,423       28,423


                                                   (footnotes on following page)

(footnotes from previous page)
- ---------------

(1) Includes bonus payments to an S Corporation stockholder of the College of $0.2 million in 1991, $0.9 million in 1992, $3.5 million in 1993, $5.5 million in 1994, $6.2 million in 1995 and $1.6 million in the three months ended March 31, 1995 for the payment of income taxes by the S Corporation stockholders on undistributed S Corporation income. No such bonus payments were made during the three-month period ended March 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background and Overview" and Note 3 to the College's Financial Statements.



(2) Historical data does not reflect any provision for income taxes. The College and ELP were S Corporations during the periods indicated and therefore were not subject to income tax. See "Reorganization -- Termination of S Corporation Status" and "-- Acquisition of ELP."



(3) Reflects the formation of the Company and the acquisition of the College by the Company as if those events had taken place on January 1, 1995. See "Reorganization -- Formation of Holding Company." Following the termination of their status as S Corporations prior to completion of the Offering, the College and ELP will become subject to federal and state income tax. See "Reorganization -- Termination of S Corporation Status" and "-- Acquisition of ELP." The pro forma data reflects the application of statutory corporate income tax rates to net income as if the termination of the S Corporation status of the College and ELP had occurred on January 1, 1995. The effective derived income tax rates for the year ended December 31, 1995 and for the three months ended March 31, 1996 were 38.3% and 39.1%, respectively. For the year ended December 31, 1995, also gives effect to the reduction of costs and expenses by $6.2 million, which represents compensation payments to an S Corporation stockholder of the College in respect of 1995 income taxes on undistributed S Corporation income.



(4) Shares outstanding and per share data have been adjusted to reflect the number of shares outstanding after the Reorganization and the issuance of 1,548,181 shares of Common Stock in connection with the Offering necessary to pay the $14.0 million S Corporation Distribution. See "Reorganization" and Note 3 to the College's Financial Statements.


(5) Reflects student enrollment as of the beginning of the Fall academic quarter for each year indicated and as of the beginning of the Winter academic quarter for the three months ended March 31, 1995 and March 31, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."


(6) Reflects (i) the April 1996 distribution of $2.1 million to the S Corporation stockholders in respect of income taxes on estimated S Corporation income for the five-month period ending May 31, 1996, (ii) the recognition of a liability for the estimated amount of previously recognized and undistributed S Corporation income of the College through March 31, 1996 of $14.0 million to be paid from the proceeds of the Offering, but without giving effect to the Offering proceeds, and (iii) the acquisition of the College by the Company, as if those events occurred on March 31, 1996.



(7) Gives effect to the pro forma adjustments described in note (6) above and the receipt and application of the estimated net proceeds of the Offering as described under "Use of Proceeds." The adjustment for net proceeds of the Offering includes $14.0 million of the $18.5 million S Corporation Distribution identified in "Use of Proceeds." The $14.0 million S Corporation Distribution adjustment is based on the estimated amount of previously recognized and undistributed S Corporation income of the College through March 31, 1996, while the $18.5 million S Corporation Distribution also reflects the estimated additional undistributed S Corporation income accumulated from April 1, 1996 through the termination of S Corporation status. The estimated $18.5 million amount is subject to adjustment for actual S Corporation income of the College in the latter period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND AND OVERVIEW

     The College is a regional proprietary institution of higher education offering undergraduate and graduate degree programs at eight campuses in the greater Washington, D.C. area. Strayer Education, Inc., a Maryland corporation, was incorporated in May 1996 to acquire all of the outstanding capital stock of the College from Mr. and Mrs. Ron K. Bailey, the Current Stockholders of the College. Upon completion of the Offering, Strayer Education, Inc. also will acquire all of the outstanding capital stock of ELP, which services loans under the SEL Program. Upon completion of the Offering, the College and ELP will each be direct subsidiaries of Strayer Education, Inc. See "Reorganization."


     Revenues, operating income and net income have increased in each of the last three years. From 1993 through 1995, revenues increased 30.0%, operating income increased 45.5% and net income increased 59.4%. Over the three-year period, tuition revenue accounted for approximately 97.0% of total revenue. The number of students increased 19.3% from approximately 6,200 at the beginning of the 1993 Fall quarter to approximately 7,400 at the beginning of the 1995 Fall quarter. Tuition rates increased approximately 15% over the three years. During the three-year period, the College relocated three campuses to larger facilities, expanded information technology course offerings, added more week-end classes and increased its marketing programs. The opening of five new campuses from 1989 to 1992 contributed to enrollment growth during the 1993-95 period, since enrollment growth rates at a campus historically have been the greatest in the early years following commencement of operations at the campus. In 1995, the College added personnel in the areas of human resources, facilities management and administration to support its plans for expansion. The costs of these additional personnel are reflected in general and administrative expense.


     The College's principal source of revenue is tuition collected from its students. The academic year of the College is divided into four quarters which approximately coincide with the four quarters of the calendar year. Students generally must pay the entire tuition for each course prior to the beginning of the quarter. If a student withdraws from a course prior to completion, the College refunds a portion of the tuition which reflects the percentage of the course completed. When students register for courses, tuition is recorded as deferred revenues, which are recognized as courses are taught through the academic quarter. Revenues also consist in part of fees and other revenues derived principally from application fees, "no show" fees and bookstore sales. When a student registers for a course but does not attend any classes, which can have the effect of denying a place in the course to another student, the College imposes a "no show" fee. Student enrollment information presented herein reflects enrollment as of the beginning of the Fall academic quarter for the applicable year and as of the beginning of the Winter academic quarter for the applicable interim period.

     The College records tuition receivable when students register for the academic quarter, generally prior to the end of the previous academic quarter. Because the College's academic quarters coincide with the calendar quarter, tuition receivable at the end of any calendar quarter largely represents student tuition for the following academic quarter which is included in current liabilities as deferred tuition revenue. Based upon past experience and judgment, the College establishes an allowance for doubtful accounts with respect to accounts receivable not included in deferred tuition revenue. Any uncollected account more than six months past due is charged against the allowance. The College's historical bad debt expense as a percentage of revenue for the years ended December 31, 1993, 1994 and 1995 was 2.9%, 1.9% and 1.7%, respectively, and for the three months ended March 31, 1996 was 0.8%.

     The College's expenses consist of instruction and educational support expense, selling and promotion expense and general and administration expense. Instruction and educational support expense generally contains items of expense directly attributable to the educational activity of the College. This expense category includes salaries and benefits of faculty, academic administrators, and student support personnel, including financial aid officers, registrars and career counselors. Instruction and educational support expense also includes costs of educational supplies and facilities, including rents on campus leases, certain costs of establishing and maintaining computer laboratories and all other physical plant and occupancy costs with the exception of costs attributable to one floor of the Arlington campus used for administrative purposes.

     Selling and promotion expense includes salaries and benefits of personnel engaged in recruitment, admissions, promotion and development, as well as costs of advertising and production of marketing materials.

     General and administration expense includes salaries and benefits of personnel engaged in accounting, personnel, compliance and other business functions and plant and occupancy costs attributable to such functions. Further, as discussed below, general and administration expense before 1996 reflected payments made to Ron K. Bailey for taxes payable by the Current Stockholders in respect of the College's income.

     Prior to 1996, the College each year paid to Ron K. Bailey amounts sufficient to pay the income tax liabilities of the Current Stockholders for income earned by the College as a corporation electing under Subchapter S of the Internal Revenue Code of 1986. These amounts were paid as bonuses (subject to payroll taxes and benefits) and were reflected in general and administration expense. The bonus payments totaled $3.5 million, $5.5 million, $6.2 million and $1.6 million in 1993, 1994, 1995 and the three months ended March 31, 1995, respectively. Beginning January 1, 1996, amounts previously paid to Mr. Bailey for taxes payable in respect of the College's income are being paid to Mr. and Mrs. Bailey as distributions to stockholders and not to Mr. Bailey as a bonus. Unlike bonuses, such distributions are not reflected as general and administrative expense. The College will continue to make distributions to stockholders for taxes payable in respect of the College's income until the College's S Corporation status terminates prior to completion of the Offering. Following such termination, the Company and its subsidiaries will be subject to corporate income taxation on a consolidated basis.

     Investment and other income consists principally of earnings on investments.


     Historically, inflation has not had a significant effect on the results of operations of the College or ELP.


RESULTS OF OPERATIONS


     The following table sets forth certain combined income statement data as a percentage of revenues for the periods indicated:



                                                                                       THREE MONTHS
                                                                 YEAR ENDED            ENDED MARCH
                                                                DECEMBER 31,               31,
                                                           -----------------------    --------------
                                                           1993     1994     1995     1995     1996
                                                           -----    -----    -----    -----    -----
Revenues:
     Tuition............................................    97.2%    97.0%    96.7%    93.9%    93.2%
     Fees and other.....................................     2.8      3.0      3.3      6.1      6.8
                                                           -----    -----    -----    -----    -----
                                                           100.0    100.0    100.0    100.0    100.0
Costs and expenses:
     Instruction and educational support................    48.3     43.0     42.3     38.0     36.9
     Selling and promotion..............................    10.5     10.7     11.2      7.9      7.8
     General and administration.........................    26.7     31.1     30.2     26.4     17.8
     Provision for student loan losses..................      .0       .0       .1       .0       .2
                                                           -----    -----    -----    -----    -----
Income from operations..................................    14.5     15.2     16.2     27.7     37.3
Investment and other income.............................      .6      1.0      2.3      1.4       .9
                                                           -----    -----    -----    -----    -----
Net income..............................................    15.1%    16.2%    18.5%    29.1%    38.1%
                                                           =====    =====    =====    =====    =====


THREE MONTHS ENDED MARCH 31, 1995 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996


     Revenues. Tuition revenue increased 15.8% from $10.0 million in the first quarter of 1995 to $11.6 million in the first quarter of 1996, due to a 10.0% increase in the number of students and a 7.0% tuition increase effective for 1996. Fees and other revenue increased 30.8% from $.6 million in the first quarter of

1995 to $.8 million in the first quarter of 1996, principally as a result of the increase in the number of students in the 1996 quarter.

     Instruction and educational support expense. Instruction and educational support expense increased 13.2% from $4.0 million in the first quarter of 1995 to $4.6 million in the first quarter of 1996. The increase was primarily attributable to an increase in library costs associated with a new computer system providing students with access to substantially more resource materials, increased financial aid costs due to the engagement of an outside contractor to manage the student loan default rate and improve financial aid administration and increased physical plant and occupancy costs resulting from the relocation of the Woodbridge campus to a new and larger facility with a higher lease rate.

     Selling and promotion expense. Selling and promotion expense increased 16.5% from $.8 million in the first quarter of 1995 to $1.0 million in the first quarter of 1996, due to increased advertising costs, particularly for television advertising.


     General and administration expense. General and administration expense decreased 21.5% from $2.8 million in the first quarter of 1995 to $2.2 million in the first quarter of 1996, due principally to the elimination of bonuses payable to Ron K. Bailey, as discussed above. Excluding the bonus of $1.6 million paid to Mr. Bailey in the first quarter of 1995, general and administration expense would have increased 90.3% from $1.2 million in the earlier period to $2.2 million in the later period. The increase primarily reflected costs of the addition of personnel in the areas of human resources, facilities management and administration and the effects of a 7.0% pay increase implemented in the fourth quarter of 1995.



     Income from operations. Income from operations increased 57.2% from $2.9 million in the first quarter of 1995 to $4.6 million in the first quarter of 1996. Excluding the bonus of $1.6 million paid to Mr. Bailey in the first quarter of 1995, income from operations would have been unchanged.



     Net income. Net income increased 53.2% from $3.1 million in the first quarter of 1995 to $4.7 million in the first quarter of 1996. Excluding the bonus of $1.6 million paid to Mr. Bailey in the first quarter of 1995, net income would have been unchanged.


YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     Revenues. Tuition revenue increased 11.1% from $33.2 million in 1994 to $36.9 million in 1995, due to a 8.8% increase in the number of students in 1995 and a 7.1% tuition increase effective for 1995. Average course credits per student were lower in 1995 than in 1994. Fees and other revenue increased 23.8% from $1.0 million in 1994 to $1.3 million in 1995, primarily as a result of the enrollment growth, an increase in "no show" fees, which the College first imposed in 1994, and interest income on student loans.


     Instruction and educational support expense. Instruction and educational support expense increased 9.7% from $14.7 million in 1994 to $16.2 million in 1995. Salaries and benefits for instructional personnel in all of the College's educational programs were higher as a result of salary increases, the addition of personnel to support increased enrollments and the hiring of full-time managers for the computer laboratory at each campus. Physical plant and occupancy costs also increased substantially in 1995 because of the relocation of the Manassas and Woodbridge campuses to new and larger facilities with higher lease rates. Partially offsetting those increases were reduced expenditures for student financial aid in 1995.

     Selling and promotion expense. Selling and promotion expense increased 16.7% from $3.7 million in 1994 to $4.3 million in 1995, due principally to increased advertising costs, particularly for television advertising.


     General and administration expense. General and administration expense increased 8.2% from $10.6 million in 1994 to $11.5 million in 1995, due principally to an increase in the bonus paid to Ron K. Bailey. Excluding the bonuses in both years, general and administrative expense would have increased 4.4% from $5.2 million in 1994 to $5.4 million in 1995. The increase was primarily attributable to higher personnel costs incurred by the addition of new administrative staff to support expansion of the College's on-site programs and graduate enrollment. The effect of the increase was partially offset by lower financing costs resulting from the College's return in 1995 to full access to Title IV Programs. In 1993 and 1994, regulatory action prevented the College from making full use of Title IV student financial aid for its students. In order to make loans available on terms comparable to federally guaranteed student loans, the College contracted with a private company, which purchased institutional loans to students at a substantial discount from their face value. The discount was recorded as a cost of financing reflected in general and administrative expense. In 1995, there was no comparable cost of financing expense.


     Income from operations. Income from operations increased 18.7% from $5.2 million in 1994 to $6.2 million in 1995 because of the factors discussed above.



     Net income. Net income increased 27.0% from $5.6 million in 1994 to $7.1 million in 1995 because of the factors discussed above.


YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues. Tuition revenue increased 16.4% from $28.5 million in 1993 to $33.2 million in 1994, due to a 9.7% increase in the number of students in 1994 and a 7.7% tuition increase effective for that year. Fees and other revenue increased 23.8% from $.8 million in 1993 to $1.0 million in 1994, principally as a result of the enrollment growth in 1994.

     Instruction and educational support expense. Instruction and educational support expense increased 3.9% from $14.2 million in 1993 to $14.7 million in 1994. Salaries and benefits for instructional personnel were higher in all of the College's educational programs other than computer information systems. A 6.0% salary increase for all personnel was effective in 1994. Library costs were also higher, due to the addition of personnel, books and equipment to support expansion of learning resources centers at all campuses. Financial aid and placement costs increased as the College engaged an outside firm to augment regulatory compliance and improve the financial aid system. The effect of these increases was partially offset by a substantial reduction in physical plant and occupancy costs as a result of the expiration of two leases on premises previously occupied by the College in Huntington, Virginia.

     Selling and promotion expense. Selling and promotion expense increased 18.6% from $3.1 million in 1993 to $3.7 million in 1994, due principally to increased advertising and marketing. The College increased its newspaper and magazine advertising by approximately 50% in 1994, radio advertising by approximately 40%, and television advertising by approximately 25%. The College also hired an additional full-time marketing employee in 1994.

     General and administration expense. General and administration expense increased 35.7% from $7.8 million in 1993 to $10.6 million in 1994, principally because of a substantial increase in the bonus paid to Ron K. Bailey. Excluding the bonuses in both years, general and administrative expense would have increased 18.4% from $4.5 million in 1993 to $5.2 million in 1994. This increase was primarily attributable to a 6.0% salary increase for all administrative personnel, an increase in the payment of outside consulting fees and an increase in the number of administrative personnel.

     Income from operations. Income from operations increased 22.6% from $4.2 million in 1993 to $5.2 million in 1994 because of the factors discussed above.

     Net income. Net income increased 25.5% from $4.4 million in 1993 to $5.6 million in 1994 because of the factors discussed above.

SEASONALITY

     The Company's quarterly results of operations tend to vary significantly within a year because of student enrollment patterns. Enrollment is lower in the third, or summer, quarter than in the other three quarters. In 1995, enrollments at the beginning of the Winter, Spring, Summer and Fall academic quarters were 6,475, 6,510, 4,775 and 7,455, respectively. Costs are generally not affected by the seasonal factors and do not vary significantly on a quarterly basis. To some extent, however, instructional and educational support expense is lower in the third quarter because fewer part-time faculty are needed.

     The following table sets forth the Companies' revenues on a quarterly basis for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1996:



                               QUARTERLY REVENUE
                             (DOLLARS IN THOUSANDS)



                                            1993                1994                1995           1996
                                      -----------------   -----------------   -----------------   -------
         THREE MONTHS ENDED           AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT
- ------------------------------------  -------   -------   -------   -------   -------   -------   -------
March 31............................  $ 8,822      30%    $ 9,169      26%    $10,635      28%    $12,415
June 30.............................    7,663      26       8,427      25       9,690      25
September 30........................    5,607      19       7,501      22       7,203      19
December 31.........................    7,276      25       9,160      27      10,667      28
                                      -------   -------   -------   -------   -------   -------
          Total for Year............  $29,368     100%    $34,257     100%    $38,196     100%
                                      =======   =====     =======   =====     =======   =====


LIQUIDITY AND CAPITAL RESOURCES


     Since its acquisition by Ron K. Bailey in 1989, the College has financed its activities through cash generated from operations. Cash generated from the combined operations, after payment of bonuses to Mr. Bailey, was $1.3 million in 1993, $9.1 million in 1994 and $8.5 million in 1995. Cash generated from operations has been sufficient to fund purchases of property and equipment and to make distributions to the Current Stockholders for application by them to the acquisition of campus facilities leased to the College and to the establishment and funding of ELP. See "Certain Transactions -- Lease of Campus Facilities" and "-- Transactions with ELP."



     The Company expects to realize net proceeds from the Offering, after deducting the underwriting discount and estimated Offering expenses payable by the Company, of approximately $27.2 million. At March 31, 1996, the College had available cash, cash equivalents and marketable securities of $16.1 million. Upon completion of the Offering, the Company will pay approximately $18.5 million (subject to adjustment) to the Current Stockholders to fund the S Corporation Distribution and approximately $1.2 million to Ron K. Bailey in connection with the Company's acquisition of ELP. See "Use of Proceeds." Accordingly, upon completion of the Offering and the foregoing application of net Offering proceeds, the Company expects to have available cash, cash equivalents and marketable securities of $23.6 million. The Company believes that this amount, together with cash generated from operations, will be sufficient to meet its anticipated operating cash requirements, including the funding of student loans, for at least the next 24 months. If the College determines to acquire a campus facility, it may finance the acquisition with indebtedness.

                                    BUSINESS

OVERVIEW


     Strayer is a regional proprietary institution of higher education offering undergraduate and graduate degree programs to more than 7,000 students at eight campuses in Washington, D.C. and Northern Virginia. The College is accredited by Middle States, the regional institutional accrediting body recognized by the U.S. Department of Education. The majority of Strayer students are working adults pursuing their first college degree to improve their job skills and advance their careers. Of students enrolled in Strayer programs at the beginning of the 1995 Fall quarter, approximately 57% were over the age of 30 and approximately 62% were engaged in a part-time course of study. The College considers a full-time student to be one who completes 13.5 course credits in an academic quarter or who is enrolled in a master's degree program. In the 1995 Fall quarter, Strayer students completed an average of 9.3 course credits.


     Since 1989, when the College came under its current ownership and management, Strayer has evolved from a small traditional business school into a regional college that seeks to meet the special needs of the area's working adult students. The College targets those students that did not go to college immediately after high school or otherwise did not obtain a degree, but who later seek additional education primarily for enhanced career opportunities. Strayer recognizes that a return to school may create special difficulties for these students, some of whom may have been dissatisfied with their secondary education and who must balance educational goals with personal and professional responsibilities. The College emphasizes the following factors to address the needs of working adult students:

     - Convenient Locations. Multiple campus locations provide students with convenient access to the College throughout the greater Washington, D.C. area. In early 1996, the College received approval to operate its first degree-granting campus in the State of Maryland, where approximately 20% of the College's current enrollment resides. The College also conducts classes on-site at the Department of Transportation and at the General Services Administration, for employees of the federal government; at Quantico Marine Base, Fort Belvoir Army Education Center and Naval Surface Warfare Center, Dahlgren Division, for active military personnel; and at Computer Sciences Corporation, in Falls Church, Virginia, for company employees. The College has submitted a proposal to offer upper level undergraduate courses at the Southern Maryland Higher Education Center in California, Maryland.

     - Flexible Scheduling. The College's eight campuses offer classes seven days a week, with some classes beginning as early as 6:00 a.m. and others lasting as late as midnight. This flexible scheduling allows students to attend classes at the most convenient times, giving them a better chance to complete their programs. The College operates on the quarter system, which allows students to begin their program in any quarter and permits part-time students to complete their programs in less time than at a traditional higher education institution.

     - Supportive Learning Environment. The College believes that interaction between teacher and student is important to student success. Accordingly, Strayer limits the size of its classes and focuses the efforts of its faculty on teaching, rather than on research or publishing. All full-time Strayer faculty members maintain convenient office hours to encourage students to seek additional help. The College provides tuition reimbursement for faculty members seeking to update their skills and knowledge.

     - Market Responsiveness. The College upgrades and expands its business-oriented curriculum quickly in response to the changing needs of students and employers. Strayer's Curriculum Advisory Board includes representatives of over 20 employers, a majority of whom are from the private sector, and meets regularly to review and recommend curriculum changes to the College. Through its relationships with these and other employers, the College regularly monitors the needs of the market. Centralized decision-making permits the College to implement curriculum changes rapidly.

     - SEL Program. Loans under the SEL Program provide students with an alternative to government-sponsored financial aid. The SEL Program enables students to finance their education through monthly payments of principal and interest while they attend college and after they graduate and at interest rates competitive with federal student loan programs. The SEL Program also contributes to lower administrative costs and enables the College to reduce its dependence on federal student loan funds.

     - Capital Availability. Strayer students do not require the capital intensive amenities, such as dormitories, leisure and sports facilities and other plant assets, provided by educational institutions serving a younger, full-time student population. Instead, the College is able to invest its resources in its classroom facilities and instructional programs. By gaining access to the equity capital markets, the College will have an additional source of funds unavailable to public and not-for-profit institutions.

BUSINESS STRATEGY

     The College seeks to strengthen its position as a leading provider of business-oriented education for working adults in its market area. To accomplish this objective, the College employs the following strategies:

     - Establish Additional Campuses. Strayer intends to increase enrollment at its existing campuses and selectively add new campuses in its current market and contiguous areas. The College plans to begin offering classes in early 1997 at its first degree-granting campus in Maryland, which will be located in Prince George's County. The College believes that additional Strayer campuses in Maryland will help meet an existing demand from Maryland residents and employers for business-oriented programs.

     - Expand and Upgrade Curriculum. The College continually considers new course offerings, in existing programs and in new programs, and course upgrades in response to the changing demands of business, industry and government.

     - Expand SEL Program. The College intends to expand the SEL Program to give students greater flexibility in financing their education and to reduce its dependence on federal student loan funds. The Company expects to use a portion of the proceeds from the Offering to purchase and fund ELP, an education loan servicing company that serves the SEL Program.

     - Control Campus Facilities. The College may seek to control its campus facilities through purchase, as well as through long-term lease. Management believes that permanent campus locations foster institutional stability and market presence and enhance the College's ability to develop and implement financial plans. The College may use a portion of the proceeds from the Offering to purchase one or more of its existing campus facilities.

     - Expand Distance Education Programs. The College seeks to offer courses through the Internet, subject to regulatory approval, to give students greater flexibility in completing their programs. The College initiated graduate course offerings through the Internet during the 1996 Winter quarter and offered three graduate courses on-line during the 1996 Spring quarter. The availability of Strayer course offerings on-line may allow the College in the future to expand its student population beyond those geographical areas served by Strayer campuses.

CAMPUS ORGANIZATION

     The College organizes its academic programs and administrative operations on a decentralized campus basis to increase its responsiveness to student needs. A Campus Dean and a Campus Coordinator oversee the academic and administrative functions, respectively, at each campus. Each campus is staffed with personnel performing admissions, academic counseling, financial aid and career development functions.

     A learning resources center at each campus supports the College's instructional programs. Each learning resources center contains a library and computer laboratories and is operated by a full-time manager and support staff.

CURRICULUM

     The College offers a business-oriented curriculum to equip students with specialized knowledge and skills for careers in business, industry and government. The Academic Curriculum Committee reviews and revises the College's course offerings periodically to improve the educational programs and respond to changing and competitive job markets. The College formed a Curriculum Advisory Board in 1993 to support the program evaluation process. The Curriculum Advisory Board consists of College faculty, current and former Strayer students, and representatives of more than 20 private and federal sector employers in the greater Washington, D.C. area. The Curriculum Advisory Board also studies the career progress of College alumni. The College uses these studies to make decisions about curriculum development, resource allocation and faculty appointments.

     The College offers programs in the following areas:

     BACHELOR OF SCIENCE (B.S.) DEGREE
     Accounting
     Business Administration
     Computer Information Systems
     Economics

     ASSOCIATE IN ARTS (A.A.) DEGREE
     Accounting
     Business Administration
     Computer Information Systems
     Economics
     General Studies
     Marketing

     MASTER OF SCIENCE (M.S.) DEGREE
     Business Administration
     Information Systems
     Professional Accounting

     DIPLOMA (CAREER DIVISION)
     Computer Information Systems

     Each undergraduate degree program emphasizes oral and written communication skills as well as mathematics and various disciplines in the humanities and social sciences. In addition to its degree programs, the College offers classes to non-degree, non-program students wishing to take courses for personal or professional enrichment. Enrollment of these students at the College has expanded significantly in recent periods.

     Although all of the College's programs and courses are offered at each campus, the College adapts its offerings to the preferences of the student population at each location. In addition, Strayer students may enroll in courses at more than one campus. The following table shows Strayer's enrollment by major, degree program and campus location at the beginning of the 1995 Fall quarter:

                  COLLEGE ENROLLMENT BY MAJOR, DEGREE PROGRAM
                    AND CAMPUS LOCATION -- 1995 FALL QUARTER

                                                                          CAMPUS
                         --------------------------------------------------------------------------------------------------------
                                 WASHINGTON,  TAKOMA
         MAJOR           DEGREE     D.C.       PARK   ARLINGTON  ALEXANDRIA  WOODBRIDGE  LOUDOUN  MANASSAS  FREDERICKSBURG  TOTAL
- ------------------------ ------  -----------  ------  ---------  ----------  ----------  -------  --------  --------------  -----
Accounting.............. AA            50        12        11           9         11        10         8           13         124
                         BS           122        43        70          64         72        56        79           72         578
                         MS            25         8        28          15          7         7         6            8         104
Business
  Administration........ AA           122        42        30          30         29        27        26           50         356
                         BS           242        90       194         179        192       167       174          168       1,406
                         MS            83        49       111          77         57        46        52           56         531
Computer Information
  Systems............... DP            79        94        47          78         55        39        68           68         528
                         AA           153        52        62          60         55        52        34           81         549
                         BS           284       137       243         371        296       244       223          190       1,988
Information Systems..... MS            48        31        75          60         65        36        40           47         402
Economics............... AA             3        --         1           1         --        --        --            1           6
                         BS            10         5         4           8          2        --         2           --          31
General Studies......... AA            11         5         8           5          7        --         1            5          42
Marketing............... AA             7         5         3           5          2        --         1            1          24
Non-Degree/Non-Program*..NDNP         206        86       144          79         30       134        83           24         786
                                    -----       ---     -----       -----        ---       ---       ---          ---       -----
        Total...........            1,445       659     1,031       1,041        880       818       797          784       7,455
                                    =====       ===     =====       =====        ===       ===       ===          ===       =====

- ---------------
* Includes undeclared majors.

     The College allows students to apply credits earned in one program toward attainment of a more advanced degree. For example, a student originally pursuing a Diploma in Computer Information Systems can extend his original objective by taking additional courses leading to an associate's degree in Computer Information Systems, a bachelor's degree in Computer Information Systems, and ultimately a master's degree in Information Systems. The curriculum design provides students a level of competency and a measure of achievement in the event they interrupt their education or choose to work in their field of concentration prior to obtaining their final degree.

     The following table illustrates the number of degrees and diplomas conferred by Strayer in each of the last five academic years:

                         DEGREES AND DIPLOMAS CONFERRED
                      FOR THE ACADEMIC YEARS 1991 TO 1995

                                                                    ACADEMIC YEAR ENDED
                                                  --------------------------------------------------------
                                                  JUNE 30,    JUNE 30,    JUNE 30,    JUNE 30,    JUNE 30,
                                                    1991        1992        1993        1994        1995
                                                  --------    --------    --------    --------    --------
    Diplomas...................................      323          714         826         702         652
    Associate's Degrees........................      115          129         168         217         239
    Bachelor's Degrees.........................      285          398         453         673         787
    Master's Degrees...........................       91          161         193         290         293
                                                     ---      --------    --------    --------    --------
              Total............................      814        1,402       1,640       1,882       1,971
                                                  ======       ======      ======      ======      ======

FACULTY

     The College seeks to appoint faculty who hold appropriate academic credentials, are dedicated and active professionals in their field, and are committed to teaching working adults. The following chart shows the highest earned degrees of the College's faculty at the beginning of the 1996 Spring quarter:

          DISTRIBUTION BY HIGHEST EARNED DEGREE -- 1996 SPRING QUARTER

                                 DEGREES                            FULL-TIME    PART-TIME
        ---------------------------------------------------------   ---------    ---------
        Ph.D. ...................................................       21           40
        Ed.D. ...................................................        1            3
        D.Sc. ...................................................        3            2
        J.D. ....................................................        1           11
        Master's.................................................       44          185
        Bachelor's...............................................       --           17
        Other:
             D.C.M. .............................................       --            1
             D.P.A. .............................................       --            2
             Th.D. ..............................................       --            1
                                                                        --
                                                                                    ---
                  Total..........................................       70          262
                                                                    =======      =======

     In accordance with its educational mission, the College focuses the efforts of its faculty on teaching. The normal load for a full-time faculty member is four courses per quarter for each of three quarters, or 12 courses per academic year. With the approval of the Campus Deans, faculty members may teach a fifth course per quarter and extra courses during the summer quarter for additional compensation. The College requires full-time faculty members to hold counseling hours at least two hours per week for each course they teach.

     Strayer provides financial support for faculty members seeking to update their skills and knowledge. The College maintains a tuition plan that reimburses instructors enrolled in advanced degree programs for one-half of their tuition charges. Strayer conducts annual in-house faculty workshops in each discipline. The College also fully reimburses its faculty for their costs in receiving computer-related instruction and training to keep current in information technology developments.

ACCREDITATION AND APPROVALS

     The College was accredited by Middle States in 1981. Accreditation is a system for recognizing educational institutions and their programs for performance, integrity and quality that entitles them to the confidence of the educational community and the public. In the United States, this recognition comes primarily through private voluntary associations of institutions and programs of higher education. These associations establish criteria for accreditation, evaluate institutions and professional programs for accreditation, and publicly designate those which meet their criteria. Accredited schools are subject to periodic review by accrediting bodies to ensure that the schools maintain the performance, integrity and quality required for accreditation.

     Middle States reaffirmed the College's accreditation in 1995. The College is required to submit an interim status report to Middle States in 1997, and the next scheduled evaluation visit by Middle States is currently set for the academic year 1999-2000. See "Licensing, Accreditation and Financial Aid Regulation -- Accreditation."

     Middle States is the same accrediting agency that grants institutional accreditation to other degree-granting public and private colleges and universities in its region. Accreditation by Middle States is an important attribute of the College. College and university administrators depend on accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating a candidate's credentials, and parents and high school counselors look to accreditation for assurance that an institution has quality educational standards. Moreover, scholarship commissions often restrict their awards to students attending accredited institutions, and institutional accreditation is necessary to qualify for eligibility for federal student financial assistance.

     The College is permitted to grant degrees by each state in which the College offers educational programs. The College is currently licensed by the D.C. Education Licensure Commission and the State Council of Higher Education for Virginia. In February 1996, the Maryland Higher Education Commission approved the College's application to operate in Maryland as an out-of-state institution. See "Licensing, Accreditation and Financial Aid Regulation -- State Licensure."

     The College is authorized by the Immigration and Naturalization Service of the U.S. Department of Justice to admit foreign students. The College also employs certain foreign faculty members and administrators in accordance with U.S. immigration laws. See "Licensing, Accreditation and Financial Aid Regulation -- Immigration." In addition, Strayer is approved for the education of veterans and members of the selective reserve and their dependents, as well as for the rehabilitation of handicapped students. Approximately 7% of the College's students are veterans or reservists. See "Licensing, Accreditation and Financial Aid Regulation -- Veterans Benefits."

STUDENT CHARACTERISTICS

     The College's students are primarily working adults. At the beginning of the 1995 Fall quarter, approximately 62% of the enrollment consisted of part-time students and approximately 69% attended classes at night or on week-ends. Women constituted approximately 55% of Strayer's students, and the approximate age distribution of current Strayer students was as follows:

                                                                            PERCENTAGE
                                       AGE                                  OF STUDENTS
        -----------------------------------------------------------------   -----------
        21 and under.....................................................        8%
        22 to 29.........................................................       32%
        30 to 39.........................................................       35%
        40 to 49.........................................................       19%
        50 and over......................................................        3%
        Unknown..........................................................        3%

     At the beginning of the 1995 Fall quarter, approximately 69% of the College's enrollment consisted of Virginia residents. Maryland residents and District of Columbia residents accounted for 20% and 11% of the enrollment, respectively. Reflecting the attraction of the greater Washington, D.C. area for international students, students from over 50 countries collectively represented 9% of the 1995 Fall quarter enrollment.

STUDENT RECRUITMENT

     The College focuses its recruitment efforts on attracting students with the motivation and ability to complete its business-oriented educational programs. To generate interest among potential students, Strayer's marketing staff primarily employs direct mailings and television, radio and newspaper advertising. The College monitors the effectiveness of its various marketing efforts in producing student enrollment. Referrals constitute the most important source of inquiries from potential students.

     The marketing department tracks and forwards to the College's admissions representatives responses to its direct mail and advertising campaigns. Admissions representatives at each campus pursue expressions of interest in Strayer by arranging interviews for prospective students. The representatives also conduct campus tours and otherwise assist prospective students in the application process. At March 31, 1996, the College employed 51 admissions representatives.

     The College has entered into articulation agreements with Germanna Community College, Northern Virginia Community College and Prince George's Community College to facilitate enrollment of students seeking to transfer course credits earned at these institutions. The College sponsors recruitment events at the campuses of each of these community colleges.

STUDENT ADMISSIONS

     The College seeks to ensure that incoming students have the necessary academic background to succeed in their course of study at Strayer. Students attending the College's undergraduate programs must possess a high school diploma or a General Educational Development Certificate. All students must also pass placement exams or submit acceptable standardized test scores. For admission to the College's degree programs, students must attain a certain level of proficiency in English and mathematics. Students attending the College's graduate programs must have a bachelor's degree from an accredited institution. If a student's undergraduate major varies widely from the student's proposed graduate course of study, certain undergraduate foundation courses may be necessary for admission to some of the highly technical courses offered at the graduate level.

     International students applying for admission must meet the same admission requirements as other students. Those students whose native language is not English must provide evidence that they are able to use the English language with sufficient facility to do college-level work in an English-speaking institution.

TUITION AND FEES

     Strayer charges tuition by the credit hour. All courses offered are 4.5 credit hours. As of January 1, 1996, undergraduate, full-time students are charged at the rate of $160 per credit hour. Undergraduate, part-time students are charged at the rate of $170 per credit hour. Courses in graduate programs are charged at the rate of $230 per credit hour. Accordingly, a full-time student seeking to obtain a bachelor's degree in four years currently would pay approximately $7,200 per year in tuition. The College implemented tuition increases of 8.3%, 7.7% and 7.1% in 1993, 1994 and 1995, respectively.

     Generally, tuition must be paid (or arrangements made therefor) prior to the beginning of a quarter. If a student withdraws from a course before completion, federal regulations permit the College to retain a specified percentage of the tuition, which varies with the percentage of the course completed.

     Students finance their Strayer education in a variety of ways. A significant number of students utilize federal financial aid programs. In addition, many of Strayer's working adult students finance their own education or receive full or partial tuition reimbursement from their employers. Strayer offers grants, loans (including loans under the SEL Program), scholarships and work-study programs as financing options for its students. Strayer students are eligible to receive awards from the Strayer College Educational Foundation, a non-profit organization that provides scholarships and grants to college students, active duty military personnel and high school students in the greater Washington, D.C. area. Through March 31, 1996, the Foundation has awarded $42,000 in grants and scholarships.

SEL PROGRAM

     In 1995, Strayer began the SEL Program of loans for eligible students as an alternative to government-sponsored student loans. In 1995 and the three months ended March 31, 1996, the College originated SEL loans of approximately $1.4 million and $650,000, respectively. The SEL Program enables the College to reduce the significant administrative costs incurred by it in processing loans under Title IV Programs and lessens the College's dependence on federal student financial aid programs. The College believes that the SEL Program also helps it to attract and retain qualified students.

     The College designed the SEL Program for working adult students. The loans have maturities ranging from one to six years and bear interest at a fixed rate that is competitive with rates under Title IV Programs. Monthly loan payments begin the first month after the loan date and generally vary between $200 and $300, including loan principal as well as interest. Borrowers make principal payments while still enrolled, thereby reducing the debt they otherwise would assume upon completion of their studies. At March 31, 1996, there were a total of 739 loans outstanding with an aggregate loan balance of approximately $1.3 million and an average individual loan balance of approximately $1,700.

     Loans under the SEL Program are unsecured. Strayer's underwriting involves a credit evaluation of each applicant. See "Risk Factors -- Risks of SEL Program."

     All loans under the SEL Program are purchased from the College and serviced by an affiliated company, ELP. Upon completion of the Offering, the Company will acquire ELP, which thereafter will be operated as a wholly-owned subsidiary of the Company. See "Reorganization -- Acquisition of ELP" and "Certain Transactions -- Transactions with ELP." The College intends to expand the SEL Program after the Offering. A portion of the net proceeds of the Offering will be applied to fund ELP's operations. See "Use of Proceeds."

STUDENT RETENTION

     Strayer dedicates significant resources to assisting students in overcoming the personal and academic obstacles that can interfere with completion of a course of study. Each campus provides students with scheduled tutoring sessions and with academic counseling centers that are staffed by full-time faculty members for eight hours each week day. In addition, the College assigns each student an academic adviser and offers developmental courses for students whose record indicates a need for academic support. Strayer considers factors relating to student retention in the performance evaluation of every full-time faculty member.

     Notwithstanding Strayer's student retention programs, some students at the College, as in other higher education institutions, end their studies prior to program completion. In the last five award years, the College's student withdrawal rate ranged from approximately 23% to approximately 27%. The withdrawal rate for the 1994-95 federal award year was 23.7%. Student withdrawals have a negative regulatory, financial and marketing effect on the College. See "Licensing, Accreditation and Financial Aid Regulation -- Financial Aid Regulation -- Administrative Capability." The College experiences some decline in student enrollment during each academic quarter from the enrollment level at the beginning of the quarter. The College is obligated to make refunds of unearned tuition with respect to students who withdraw during an academic quarter.

CAREER DEVELOPMENT SERVICES

     The College actively assists its students and alumni with job placement and other career-related matters through career development offices located at all eight campuses. Strayer's career development personnel conduct workshops on employment-related topics (including resume preparation, interviewing techniques and job search strategies), maintain job listings, arrange campus interviews by employers and provide other placement assistance. The College sponsors career fairs in the Fall and Spring quarters for students and alumni to discuss career opportunities with companies and governmental agencies in the greater Washington, D.C. area. Over 50 employers attended the career fair held in the 1995 Fall quarter.

     The College conducts annual alumni surveys to monitor the career progression of its graduates and to comply with Middle States and state requirements to perform outcome assessments. The reliability of the survey data largely depends on the information reported to the College. The 1995 alumni survey, which had an approximately 10% overall response rate, indicated that only 5% of those responding were unemployed. Approximately 77% of undergraduate alumni indicated that their Strayer education sufficiently prepared them for their present occupation and approximately 80% of graduate degree alumni credit Strayer for the achievement of their professional goals. According to the survey, Strayer's greatest assets, in order of importance, are campus locations, schedule variety, instructor knowledge and class sizes.

     Strayer students and graduates are employed in a wide range of regional and local companies, many of whom are in the information technology industry. Federal governmental agencies also provide a significant source of employment.

COMPETITION

     The postsecondary education market in Strayer's market area is highly competitive. The College competes with traditional public and private two-year and four-year colleges, other for-profit schools and alternatives to higher education, such as employment and military service. Public colleges may offer programs similar to those of the College at a lower tuition level, due to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary institutions. Tuition at private institutions is generally higher, and in some cases significantly higher, than the tuition at the College. Many of the College's competitors have greater financial and personnel resources than the College.

     The College competes with other educational institutions primarily based on the quality of its business-oriented curriculum and instruction, its flexible schedules and convenient classroom locations, and its responsiveness to changing educational requirements of the workplace. Few of the College's competitors have modified their programs to meet the special needs of working adult students, although management believes that more may do so in the future.

EMPLOYEES

     At March 31, 1996, the College employed 332 faculty members, of whom 70 were full-time and 262 part-time, and 269 non-faculty staff in information systems, financial aid, recruitment and admissions, payroll and human resources, corporate accounting and other administrative functions. Of the College's non-faculty staff, 190 were employed full-time and 79 part-time.

LEGAL PROCEEDINGS

     By letter dated April 11, 1996, an attorney representing one former and three present employees of the College made demand upon the College for payment to preclude further action by the claimants with respect to certain allegations of various forms of discrimination. The claimants consist of one current administrator of the College, who has filed a discrimination claim with the Equal Employment Opportunity Commission (the "EEOC"), two faculty members who are former College administrators, one of whom has taken no administrative action and the other of whom has filed a discrimination claim with the EEOC and the Arlington County Office of Human Rights (the latter claim having been subsequently withdrawn), and one former clerical employee, who has filed a discrimination claim with the Alexandria Office of Human Rights. Each claim is based on a different set of facts and alleges different forms of discrimination, including gender, race and national origin. Although no suits have been filed, the attorney representing each of the claimants in the above noted letter sent on behalf of the four claimants has made demand for $500,000 and attorneys' fees for each claimant. The College has investigated each of the matters and believes it has meritorious defenses in each. Accordingly, the College intends to present its position strongly in the event of litigation. There can be no assurance that the College will be successful in these matters; however, the College does not believe that the ultimate resolution of these matters will have a material impact on the College's financial position or results of operations.

     From time to time, the College is involved in litigation and other legal proceedings arising out of the ordinary course of its business. As of the date of this Prospectus, there were no pending material legal proceedings to which the Company was subject or to which the Company's property was subject.

NEW CAMPUSES

     The College considers a number of factors in determining the location of a new campus. The site must be in an area where the College has (or can obtain) the necessary regulatory authorization to do business, where there is proximity to a large number of working adults and where there is a concentration of technology-oriented employers. The College normally avoids areas it believes are adequately served by competitive institutions. Within an appropriate area, specific site selection involves criteria such as convenience and accessibility.

     The Company expects to incur operating losses at each new campus for at least the first year of operations. Initial enrollment is expected to include existing Strayer students for whom the new campus would be more convenient. This shift would have a negative effect on enrollment at other Strayer campuses. Approximately 20% of the current student body consists of Maryland residents, and a substantial portion of these students are expected to enroll at Strayer's first degree-granting Maryland campus when it opens. Over time, enrollment at that campus is expected to come from other working adults in the area and from students attending other institutions.

PROPERTIES


     The College leases its eight campuses, five of which are owned by corporations controlled by the College's President, Ron K. Bailey. The leases with these corporations all have ten-year terms expiring in 2006, with three five-year renewal terms. Of the remaining leases, two have terms that expire in 1999 and 2002, respectively, with one and two five-year renewal options, respectively, and the third lease has a term that expires in 1998, with a three-year renewal option. With the exception of the Arlington campus lease, the leases contain purchase options. See "Certain Transactions -- Lease of Campus Facilities" and Note 8 to the College's Financial Statements. The table below sets forth certain information regarding each of the College's properties at March 31, 1996:


                                                                     NUMBER OF
                                                      NUMBER OF       COMPUTER        AREA IN
                         LOCATION                     CLASSROOMS    WORKSTATIONS    SQUARE FEET
        -------------------------------------------   ----------    ------------    -----------
        Washington, D.C............................       21             89            30,000
        Alexandria, Virginia.......................       15             71            22,000
        Arlington, Virginia........................       12             80            26,000
        Woodbridge, Virginia.......................       17             64            20,800
        Manassas, Virginia.........................       17             52            20,800
        Loudoun Campus (Ashburn), Virginia.........       13             76            21,000
        Fredericksburg, Virginia...................       13             62            17,500
        Takoma Park (Washington, D.C.).............       15             48            21,800

     The campuses are easily accessible to major highways or urban thoroughfares or to the Washington, D.C. area metrorail subway system. The teaching facilities at each campus are housed in an air-conditioned building that includes spacious classrooms, a student lounge, faculty offices, a bookstore and a learning resources center. Seven of the campuses provide free parking.

     The College actively monitors facility capacity in light of current utilization and projected enrollment growth. Since 1990, the College has relocated its downtown Washington, D.C., Alexandria, Woodbridge and Manassas campuses to newer and larger facilities and has completed extensive renovations to the Arlington campus. Management believes the College can accommodate a significant increase in student enrollment at most of its campuses and can acquire additional capacity for other campuses on acceptable terms.

             LICENSING, ACCREDITATION AND FINANCIAL AID REGULATION

STATE LICENSURE

     The College is dependent on the authorization of the applicable agency of each state within which the College offers educational programs to allow it to operate and to grant degrees or diplomas to students. The College is subject to extensive regulation in each of the two jurisdictions (the District of Columbia and Virginia) in which it currently operates. State laws and regulations affect the College's operations and may limit the ability of the College to introduce educational programs or obtain authorization to operate in certain states. State authorization is also required in order for an institution to become and remain eligible to participate in Title IV programs.

     The College was granted a permanent license by the D.C. Education Licensure Commission (the "D.C. Commission") in 1990 following the purchase of the College by the Current Stockholders. If the D.C. Commission finds an accredited institution in full compliance with D.C. licensure requirements, the D.C. Commission grants a permanent license, which remains in effect indefinitely, subject to periodic review and amendment due to change in ownership, accreditation status, location, degrees or certificates offered, and other conditions.

     After the opening of the Takoma Park campus in 1992, the D.C. Commission conducted a site visit and issued an evaluation report containing certain findings of deficiency with respect to advertising and publications, graduate programs, governance, administration, budgeting, library and computer facilities and resources, student outcomes assessment, student health and other services, and access for disabled students. The D.C. Commission is authorized to grant a provisional license based on its determination that an institution complies, or within a reasonable period of time can comply, with all applicable regulatory requirements. A provisional license is issued for a fixed period of time and may be subject to conditions which the D.C. Commission deems necessary to achieve full compliance. In March 1993, the D.C. Commission granted the College a provisional license for a period of three years on the conditions that, among others, the College submit a progress report by March 1994 and employ a compliance specialist to assist it in meeting licensure requirements. The College engaged a compliance specialist and submitted a progress report to the D.C. Commission in February 1994.

     In March 1996, the D.C. Commission extended the College's provisional license through March 1997, with a site visit planned for the Fall of 1996. During that site visit the Commission is expected to review the College's progress in addressing past compliance concerns, the College's operations after the change in ownership resulting from the Offering and other matters. Because of these considerations and the likelihood that a permanent license would require amendment in the near future, the College intends to apply for renewal of its provisional license for the maximum five-year period.

     The College began offering its educational programs in Virginia in 1981. The Virginia State Council of Higher Education approved the College's Northern Virginia site in 1982. On November 15, 1995, the State Council of Higher Education for Virginia granted the College a term of full approval ending November 30, 1998.

     In 1995, the College applied to establish a branch campus in Prince George's County, Maryland, to offer degree-granting programs up to the master's degree level in accounting, business administration and computer information systems. On February 27, 1996, the Maryland Higher Education Commission ("MHEC") advised the College of the approval of its application to operate in Maryland as an out-of-state institution. After the College has identified a Maryland campus site in Prince George's County, the College expects to submit a renewal application to MHEC, as well as an application to Middle States for extension of the College's accreditation to the Maryland campus. The College plans to begin offering instruction at the Maryland campus in early 1997. MHEC has given the College permission to offer courses at the Computer Sciences Corporation facilities in Hanover, Maryland, beginning in July 1996.

ACCREDITATION

     An institution must be accredited by an accrediting agency recognized by the Department of Education in order to be eligible to participate in Title IV Programs. The HEA requires accrediting agencies recognized by the Department of Education to review many aspects of an institution's operations in order to ensure that the education or training offered by the institution is of sufficient quality to achieve, for the duration of the accreditation period, the stated objective for which the education or training is offered. Under the Higher Education Amendments of 1992, a recognized accrediting agency must perform regular inspections and reviews of institutions of higher education, including unannounced site visits of institutions such as the College that provide vocational education and training. In accordance with that requirement, Middle States conducted an unannounced site visit to the College in April 1996 and in its report stated that Strayer had represented itself with honesty and integrity regarding its prebaccalaureate occupationally specific programs.

     Middle States accredited the College in 1981 and reaffirmed the College's accreditation in November 1995. The College is required to submit an interim status report in 1997, which will address planning efforts as they relate to expansion of enrollments and additional off-campus sites and to facilities. Middle States' next scheduled evaluation visit to the College is currently set for the academic year 1999-2000. Middle States is scheduled to apply for continued recognition by the Department of Education in 1996 and has updated certain of its policies to conform to new HEA requirements. The College expects that its next accreditation review will be conducted under the new requirements.

IMMIGRATION

     The College is authorized by the Immigration and Naturalization Service ("INS") of the U.S. Department of Justice to admit foreign students. The College also employs certain foreign faculty members and administrators in accordance with U.S. immigration laws. Foreign students, other than resident aliens, intending citizens, and residents of certain Pacific islands, are ineligible to participate in Title IV Programs. Immigration legislation pending in Congress may further restrict the availability of student financial aid to foreign students. The College has established procedures designed to comply with U.S. immigration laws. If the College fails to comply with these laws, the INS could take enforcement action, which could result in the withdrawal of foreign students enrolled at Strayer, loss of authorization to admit foreign students or loss of foreign faculty members and administrators.

FINANCING STUDENT EDUCATION

     In 1995, approximately 42% of the College's students participated in one or a combination of several of the federally supported student financial aid programs. A substantial portion (approximately 46% in 1995) of the College's revenues are derived from tuition financed under Title IV Programs.

     The College's financial aid programs are designed to assist eligible students whose financial resources are inadequate to meet the cost of education. Aid is awarded on the basis of financial need, generally defined under the HEA as the difference between the cost of attending a program of study and the amount a student can reasonably be expected to contribute to those expenses. All recipients of financial aid must maintain a satisfactory grade point average and progress in a timely manner toward completion of a program of study.

  Title IV Programs

     The College maintains eligibility for its students to participate in the following Title IV Programs:

     Federal Family Education Loans. Pursuant to the Federal Family Education Loan Program (the "FFEL Program"), which includes the Federal Stafford Loan ("Stafford") program and the Federal PLUS program, students and their parents can obtain subsidized and unsubsidized student loans. Repayment of Stafford loans is deferred until six months after the student graduates or withdraws. Students who demonstrate financial need may qualify for a subsidized Stafford loan, and the federal government will pay the interest on the loan while the student is in school and for six months after the student's graduation or withdrawal. Unsubsidized Stafford loans are available to a student in an amount up to the difference between the student's estimated cost of attendance at the institution and the estimated financial assistance reasonably available to that student. The unsubsidized Stafford loan program now incorporates the former Federal Supplemental Loans for Students ("SLS") program. In 1995, approximately 36.8% of the College's revenues were derived from Stafford loans. PLUS Loans are made available to parents of dependent students and accounted for approximately 1.0% of the College's revenues in 1995. The maximum amount of any PLUS loan is the difference between the student's estimated cost of attendance at the institution and the estimated financial assistance reasonably available to that student.

     Pell Grants. Grants under the Federal Pell Grant ("Pell") program, which are available to eligible students based on financial need and other factors, accounted for approximately 5.1% of the College's revenues in 1995.

     Campus-Based Programs. The "campus-based" Title IV Programs include the Federal Supplemental Educational Opportunity Grant program, the Federal Work-Study program, and the Federal Perkins Loan ("Perkins") program. These programs are "campus-based" because the institution has significant responsibilities for program administration. Tuition received by the College under the campus-based programs accounted for less than 1.0% of the College's revenues in 1995.

     Direct Student Loans. In 1993, Congress enacted the William D. Ford Direct Loan Program (the "Direct Loan Program"), under which the Department of Education makes loans directly to students, rather than guaranteeing loans made by lending institutions. The Direct Loan Program has been phased in, with 104 schools nationwide selected to participate in the first year of the program (1994-95) and over 1,350 schools selected to participate in the second year (1995-96). The College has been selected to participate in this program beginning on July 1, 1996.

  Other Financial Aid Programs

     In addition to the College's own student loan and scholarship programs, eligible students at the College may participate in educational assistance programs administered by the U.S. Department of Veterans Affairs, the U.S. Department of Defense, the District of Columbia and private organizations.

FINANCIAL AID REGULATION

     To be eligible to participate in Title IV Programs, the College must comply with specific standards and procedures set forth in the HEA and the regulations issued thereunder by the Department of Education. To participate in Title IV Programs, an institution must be an "eligible institution," which requires, among other things, that the institution be authorized by each state within which it operates to offer its educational programs and be accredited by a recognized accrediting agency. See "Business -- Accreditation and Approvals." The institution must also be certified by the Department of Education to participate in Title IV Programs, which requires, among other things, that the institution meet certain standards of administrative capability and financial responsibility. The College is currently certified to participate in Title IV Programs. The HEA requires the Department of Education to recertify every institution of higher education participating in Title IV Programs by July 23, 1997, on a schedule established by the Department. The College expects that the Department of Education will require it to apply for recertification in the near future.

     The regulatory scheme applicable to the College has been subject to frequent revisions, many of which have increased the level of scrutiny to which higher education institutions are subjected and raised the applicable standards. In enacting the Higher Education Amendments of 1992 and the Higher Education Technical Amendments of 1993, Congress imposed significant new and more stringent standards governing institutions participating in Title IV Programs, including new standards for institutional eligibility and the timing, scope of and procedures for eligibility and certification reviews, accrediting agency approval and review by state review entities. The new standards are designed to limit institutional dependence on Title IV Program funds, prevent institutions with unacceptable student loan default rates from participating in Title IV Programs and, in general, require institutions to satisfy certain criteria intended to protect the integrity of the Title IV Programs, notably criteria regarding administrative capability and financial responsibility.

     The new standards are consistent with the increased scrutiny and regulation to which providers of postsecondary education have been subjected as a result of increased concern over fraud and abuse in Title IV Programs. Congress and the Department of Education have recently focused in particular upon the operations of proprietary institutions, such as the College. Certain elements of the regulatory scheme applicable to the College are described below.

  Increased Regulatory Scrutiny

     The 1992 amendments to the HEA formalized, modified and strengthened the regulatory structure known as the "Program Integrity Triad," which consists of the Department of Education, recognized accrediting agencies, and state higher education regulatory bodies. Congress intended this initiative to increase the regulatory scrutiny of postsecondary educational institutions. In addition to the Program Integrity Triad, other participants in Title IV Programs, notably guarantee agencies, also have enforcement authority.

     As a result of the implementation of the Program Integrity Triad, institutions of higher education are subject to greater scrutiny by the Department of Education, accrediting agencies and possibly state agencies. In February 1996, the Department of Education issued an advance notice of proposed rulemaking that proposes to provide regulatory relief to institutions that have records of outstanding performance in administering Title IV programs and strong financial responsibility, while focusing the Department of Education's monitoring and oversight activities on institutions that present a high risk to federal funds. The regulatory standards in effect at the time of reviews by regulatory authorities and the College's compliance with those standards may affect the operations of the College and its ability to participate in Title IV Programs.

  Administrative Capability

     Recent Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite "administrative capability" to participate in Title IV Programs. As discussed below, the administrative capability standards include certain requirements relating to the institution's cohort default rates and its withdrawal rate for its undergraduate regular students. To meet the administrative capability standards, an institution must also not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension, and must not otherwise appear to lack administrative capability.

     If the Department of Education determines that an institution is not administratively capable solely because it fails to comply with the cohort default rate standards of administrative capability, the Department will certify the institution's continuing eligibility to participate in Title IV Programs on a provisional basis for no more than three years. During the period of provisional certification, the institution must comply with any additional conditions included in its program participation agreement. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may revoke the institution's provisional certification and terminate its participation in Title IV programs.

     The College measures its student withdrawal rate in accordance with Department of Education regulations, which until July 1, 1995, required institutions such as the College to calculate student withdrawal rates based on an eight-month period, and which currently require calculation based on the federal award year. In the last five award years, the College's student withdrawal rate ranged from approximately 23% to approximately 27%. The College's withdrawal rate for the applicable eight months of the 1994-95 award year was 23.7%.

     Based on an inspection conducted by the Office of Inspector General of the Department of Education in mid-1992, the Department of Education concluded that there were serious deficiencies at that time in the College's administration of federal student financial aid programs. The Department of Education cited late and unpaid refunds, lack of refund notification, unpaid credit balances, a high student withdrawal rate, lack of exit counseling documentation, incorrect loan certifications and missing financial aid transcripts. Because of these deficiencies, the Department of Education transferred the College from the "advance" system of payment, under which the Department of Education accepts an institution's request for funds and transfers the amount requested (subject to annual audit), to the "reimbursement" system of payment, under which the institution must disburse funds to eligible students and document their eligibility for the aid requested before receiving funds from the Department of Education. The College disputed various of the Department of Education's findings but took steps to correct certain institutional weaknesses identified by the Department of Education, including creating new administrative positions dealing with Title IV Programs, hiring additional financial aid officers, increasing training for financial aid officers and other College officials, preparing a financial aid manual, and developing new computer systems. Further, following an internal audit, the College in 1993 and 1994 repaid to the government certain Title IV funds for which the College determined its documentation was inadequate. Following these remedial actions, the Department of Education returned the College to the advance system of payment, effective December 7, 1995.

     Based on the Department of Education review, the College's principal guaranty agency, American Student Assistance Corporation ("ASA") imposed a temporary emergency suspension on the College in April 1993. After conducting a program review, ASA limited its guaranty to loans for students who had previous loans guaranteed by ASA. In December 1993, after conducting a followup review, ASA removed the limitation on the College's participation in the FFEL guaranteed student loan programs. In August 1994, ASA advised the College that its corrective measures and plan of action were satisfactory and the program review was closed.

     Department of Education regulations permit an institution to enter into a written contract with a third-party servicer for the administration of any aspect of the institution's participation in Title IV Programs. The third-party servicer must, among other obligations, comply with Title IV requirements and be jointly and severally liable with the institution for any violation by the servicer of any Title IV provision. The College has written contracts with two third-party servicers, which it has, as required, reported to the Department of Education. Financial Aid Management for Education, Inc., which has served the College since 1983, certifies FFEL Program loan applications, prepares reports from the College to the Department of Education, issues checks for the Pell and campus-based programs, and issues and collects Perkins loans. ELP provides training for financial aid employees, development and support for automated systems for the administration of Title IV Programs, temporary financial aid staff as needed, consulting and regulatory support for financial aid staff, and compliance audits, storage, and responses to inquiries regarding inactive student files and administration of a default management plan. ELP also serves as liaison between the College and Unger and Associates, Inc., which provides certain default management services to the College in connection with the FFEL Programs, including notices to students of the commencement of their repayment obligations, skiptracing, and preclaims assistance.

  Financial Responsibility

     Recent amendments to the HEA and the Department of Education's regulations prescribe extensive standards of financial responsibility that institutions such as the College must satisfy to participate in Title IV Programs. Among these standards of financial responsibility are general standards requiring the institution to provide the services described in its official publications and statements; to provide the administrative resources necessary to comply with Title IV requirements; and to meet all of its financial obligations, including required refunds and any repayments to the Department of Education for debts and liabilities incurred in programs administered by the Department. A for-profit institution such as the College must: (i) demonstrate an "acid test" ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to total current liabilities) of at least 1-to-1 at the end of its latest fiscal year; (ii) not have had operating losses in either or both of its two latest fiscal years that in sum result in a decrease in tangible net worth in excess of 10% of the tangible net worth at the beginning of the two-year period; and (iii) have had a positive tangible net worth for its latest fiscal year. For the fiscal year ended December 31, 1995, the College's "acid test" ratio was equal to 1.44 to 1. Unless the institution meets specific alternative criteria, it must submit an irrevocable letter of credit, payable to the Department of Education, in an amount equal to 25% of the total dollar amount of refunds that the institution paid on Title IV Programs in the previous fiscal year. The College has obtained such a letter of credit in the amount of $500,000. An institution will not be considered to be financially responsible if it or a person exercising substantial control over it meets certain detailed indicators of poor past performance, including unpaid liabilities for Title IV violations, recent limitation, suspension or termination actions, recent audit or program review findings resulting in repayment of more than 5% of Title IV funds received for the relevant year, failure to submit timely and acceptable audit reports, and failure to resolve satisfactorily program review or audit findings. Based on its audited financial statements for 1995, as submitted to the Department of Education, the College believes it satisfies each of the applicable financial responsibility standards.

  Student Loan Defaults

     Under the HEA, an educational institution may lose its eligibility to participate in some or all of the Title IV Programs if defaults on the repayment of federally guaranteed student loans by its students exceed certain rates. A rate of student defaults (known as a "cohort default rate") is calculated for each institution annually by determining the rate at which borrowers who become subject to their repayment obligation in one federal fiscal year default by the end of the following federal fiscal year. For certain purposes described below, the Department of Education calculates a weighted average cohort default rate for the institution's students who enter repayment and default on a FFEL Program or Direct Loan Program loan.

     If the Department of Education notifies an institution that its cohort default rate for FFEL Program loans equals or exceeds 25% for each of the three most recent consecutive federal fiscal years, the institution's participation in the FFEL Program ends 30 days after the notification, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution's participation in the Direct Loan Program ends 30 days after notification that any combination of its FFEL Program cohort default rate, its Direct Loan Program cohort default rate, or its weighted average cohort default rate equals or exceeds 25% for each of the three most recent federal fiscal years, unless the institution timely appeals. An institution whose participation terminates under these provisions may not participate in the relevant program for a period of up to three federal fiscal years. An institution that is deemed ineligible to participate in a Title IV Program based on a final default rate determination under the FFEL or Direct Loan Programs after February 14, 1996 is also barred from receiving funds under the Pell Grant program. The Department of Education also may initiate a proceeding to limit, suspend or terminate an institution's participation the FFEL Program if it has any combination of a FFEL Program, Direct Loan Program or weighted average cohort default rate that is equal to or greater than 25% for each of the three most recent consecutive federal fiscal years. The Department of Education may initiate a proceeding to limit, suspend or terminate an institution's participation in all Title IV Programs if it has a FFEL Program, Direct Loan Program or weighted average cohort default rate that exceeds 40% for any federal fiscal year.

     In addition, an institution is considered to lack administrative capability if its cohort default rate for the Stafford and SLS programs for any of the three most recent federal fiscal years equals or exceeds 25% or if its cohort default rate for the Perkins loan program equals or exceeds 15% in any federal award year (provided that if fewer than 30 students enter repayment during a given year, the default rate is calculated on a three-year basis). The College's cohort default rates on federally guaranteed student loans for the 1991, 1992 and 1993 federal fiscal years, the most recent years for which final information is available, were 14.1%, 10.6% and 16.6%, respectively. The average default rates for proprietary institutions nationally were 30.2% and 23.9% in fiscal years 1992 and 1993, respectively. The College's Perkins loan default rates in federal award years 1994 and 1995 were 4.0% and 11.6%, respectively.

  The 85/15 Rule

     Under what is commonly referred to as the "85/15 Rule," the HEA provides that proprietary institutions, such as the College, are eligible to participate in Title IV Programs only if they derive no more than 85% of their revenues from Title IV Programs, as determined in accordance with a formula in the regulations. A proprietary institution that violates the 85/15 Rule loses its eligibility to participate in Title IV Programs for at least one federal fiscal year. During the 1995 federal fiscal year, the College derived 46% of its revenues from tuition financed under Title IV Programs.

  Incentive Compensation

     As a part of an institution's program participation agreement with the Department of Education, the institution must certify that it will neither provide, nor contract with any entity that provides, any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admission or financial aid awarding activity. Although there can be no assurance that the Department of Education will not find deficiencies in the College's present or former compensation plans, the College believes that its compensation plan complies with the HEA.

  Potential Effect of Regulatory Violations

     If the College fails to comply with the regulatory standards governing Title IV Programs, the Department of Education could impose one or more sanctions, including transferring the College to the reimbursement system of payment, requiring repayment of certain Title IV funds, certifying the College's eligibility on a provisional basis, taking emergency action, referring the matter for criminal prosecution, or initiating proceedings to impose a fine or to limit, suspend or terminate the participation of the College in Title IV Programs. In addition, the College's guarantee agencies could limit, suspend or terminate its eligibility in the event of certain regulatory violations. Although there are no such sanctions currently in force, and the College does not believe any such sanctions are contemplated, if such sanctions were imposed against the College and resulted in a substantial curtailment of the College's participation in Title IV Programs, the College would be materially and adversely affected.

     If the College lost its eligibility to participate in Title IV Programs, or if the amount of available federal student financial aid were reduced, the College would seek to arrange or provide alternative sources of revenue or financial aid for students. A number of private organizations provide loans to students. Although the College believes that one or more private organizations would be willing to provide financial assistance to students attending the College, there is no assurance that this would be the case, and the interest rate and other terms of such student financial aid might not be as favorable as for Title IV Program funds. The College may be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing alternative sources of financial aid. Accordingly, the loss of eligibility of the College to participate in Title IV Programs would be expected to have a material adverse effect on the College even if it could arrange or provide alternative sources of revenue or student financial aid.

RESTRICTIONS ON ADDING LOCATIONS AND EDUCATIONAL PROGRAMS

     State requirements and accrediting agency standards may in certain instances limit the ability of the College to establish additional locations and programs. District of Columbia regulations require institutions to submit an application for an amended license in order to add a new program or location. The Virginia State Council of Higher Education requires institutions to obtain approval prior to offering new educational programs at existing sites or instruction for degree credit at a new site located more than 25 miles or 30 minutes' travel time from a central location. Maryland law and regulations require institutions to obtain the approval of MHEC in order to offer an instructional program not specified in its certificate of approval or to offer more than one-third of the credit-bearing coursework leading toward a certificate or degree at a location not specified in its certificate of approval. Middle States requires institutions that it accredits to notify it in advance of implementing new programs or locations, and upon notification may undertake a review of the institution's accreditation. Based on its current understanding of how these standards will be applied, the College does not believe that these standards will have a material adverse effect on the College or its expansion plans.

     The HEA requires proprietary institutions of higher education to be in full operation for two years before qualifying to participate in Title IV Programs. However, the applicable regulations permit an institution that is already qualified to participate in Title IV Programs to establish an additional location that may immediately qualify, unless the location was acquired from another institution that has ceased offering educational programs at that location and has unpaid Title IV liabilities. The new location must satisfy all other applicable requirements for institutional eligibility, including approval of the additional location by the relevant state authorizing agency and the institution's accrediting agency. In addition, a location that qualifies as a "branch campus" must meet extensive regulatory requirements, including the standards of administrative capability and financial responsibility discussed above. The College's expansion plans assume its continued ability to establish new campuses as additional locations of the College's main campus without incurring the two-year delay in participation in Title IV Programs. The loss of state authorization by the College or an existing campus, or the failure of the College or a new campus to obtain state authorization, would render the College ineligible to participate in Title IV programs in that state or location.

     The Department of Education requires an institution to provide notice of an additional location that offers at least 50%, but less than 100%, of an educational program. The Department of Education may, in its discretion, require the institution to apply to include such a new location in its eligibility notification. The Department of Education bases its determination of whether to require such an application on the percentage of an educational program that is offered at the new location and on the financial and administrative capability of the institution. An institution must apply to the Department of Education to include in its eligibility designation a new branch campus or a new location at which it offers 100% of an educational program.

     Generally, if an institution eligible to participate in Title IV Programs adds an educational program after it has been designated as an eligible institution, the institution must apply to the Department of Education to have the additional program designated as eligible. However, an institution is not obligated to obtain the

Department of Education's approval of an additional program that leads to an associate, baccalaureate, professional or graduate degree or which prepares students for gainful employment in the same or related recognized occupation as an educational program that has previously been designated as an eligible program at that institution and meets certain minimum length requirements. In the event that an institution erroneously determines that an educational program is eligible for Title IV funds without the Department of Education's express approval, the institution will be liable for repayment of Title IV aid provided to students in that program. The College does not believe that the Department of Education's regulations will create significant obstacles to its plans to add new programs.

DISTANCE LEARNING

     State law and accrediting agency standards may regulate telecommunications or correspondence courses offered by the College, which may include courses offered through the Internet. The D.C. Commission requires that a course or program offered by "correspondence, extension, or in summer session" be consistent with the objectives and purposes of the institution and "consistent with and comparable in quality" to courses offered to students regularly enrolled on a full-time basis. If the College's courses offered through the Internet failed to meet this standard, that failure could provide a basis for adverse action by the D.C. Commission, including termination of the College's license. Virginia requires out-of-state institutions such as the College to obtain approval from the Virginia State Council of Higher Education before offering any telecommunications activity at a site in Virginia. Telecommunications activity includes any course for degree credit or program of study where the primary mode of delivery to a site is television, video cassette or disc, film, radio, computer, or other telecommunications devices. Middle States has appointed a task force to develop guidelines for conducting distance learning programs.

     The HEA provides that an institution generally is not eligible to participate in Title IV Programs if it offers more than 50% of its courses by correspondence. The implementing regulations state that an institution is ineligible for Title IV Programs if for its latest complete award year more than 50% of the institution's courses were correspondence courses or 50% or more of the institution's students were enrolled in correspondence courses. Department of Education regulations define a "telecommunications course" as a "course offered in an award year principally through the use of television, audio, or computer transmission, including open broadcast, closed circuit, cable, microwave, or satellite, audio conferencing, computer conferencing, or video cassette or discs." Accordingly, the courses the College currently offers through the Internet constitute "telecommunications courses" under the Department of Education regulations. If the combined number of correspondence and telecommunications courses amount to greater than 50% of the institution's course offerings that year, telecommunications courses are included among correspondence courses for purposes of determining eligibility for participation in Title IV Programs.

     The current levels of correspondence and telecommunications course offerings at the College are well within the regulatory guidelines for Title IV eligibility. The College intends to expand the availability of on-line course offerings in a manner consistent with applicable regulatory requirements. See "Business -- Business Strategy."

CHANGE IN OWNERSHIP RESULTING IN A CHANGE OF CONTROL

     Many states and accrediting agencies require institutions of higher education to report or obtain approval of certain changes in ownership or other aspects of institutional status, but the types of and triggers for such reporting or approval vary among states and accrediting agencies. The D.C. Commission may require an institution licensed by it to apply to amend its license prior to a change in ownership. The applicable laws and regulations of Virginia and Maryland do not specifically address reporting of changes in ownership. The College's accrediting agency, Middle States, requires institutions that it accredits to inform it in advance of any substantive change, including a change that significantly alters the ownership or control of the institution. Examples of substantive changes requiring advance notice to Middle States include changes in the legal status, ownership or form of control of the institution, such as the sale of a proprietary institution or the beginning or ending of public sponsorship and control. Middle States must approve a substantive change in advance in order to include the change in the institution's accreditation status.

     Upon a change in ownership resulting in a change of control of the College, as defined in the HEA and the Department of Education's regulations, the College would lose its eligibility to participate in Title IV programs for an indeterminate period of time while it applied to regain eligibility and would thus be ineligible to receive Title IV funding during the reapproval period. Department of Education regulations prevent an institution from avoiding a lapse in its Title IV eligibility by applying to reestablish its eligibility before the transfer of ownership and control is completed, although a transfer is considered complete if it is otherwise final but subject to the condition of subsequently obtaining approval from the Department of Education, the accrediting agency or state regulatory authorities.

     Based in part on advisory letters that the Department of Education, Middle States and certain of the applicable state authorizing agencies issued in connection with the Offering, the Company does not believe that the Reorganization or the Offering will constitute a change in ownership resulting in a change of control under these standards. Nevertheless, upon completion, the Reorganization and the Offering must be reported to the Department of Education, Middle States and applicable state licensing agencies, and the reporting could subject the College to further review by any of those bodies.

     The HEA and the Department of Education's regulations define a change in ownership resulting in a change in control to include the transfer of a controlling interest of common stock of an institution or its parent corporation. For a publicly-traded corporation, such as the Company will be after completion of the Offering, Department of Education regulations specify that a change in ownership and control arises when the Securities and Exchange Commission requires the corporation to report the change in control by filing a Form 8-K.

     The HEA and Department of Education regulations allow a change in ownership upon the retirement or death of an owner to be treated as not resulting in a change of control if it involves the sale or transfer of the owner's ownership interest to a family member or to a person with an ownership interest who has been involved in the management of the institution for at least two years. District of Columbia, Virginia and Maryland law and Middle States policies do not specifically address changes in ownership resulting from the retirement or death of an owner. However, it is possible that one or more of these regulatory bodies would consider such a change in ownership to be a substantive change that must be reported by the institution and would require review or reauthorization of the institution. Ron K. Bailey currently owns all of the College's outstanding stock jointly with his wife, and after completion of the Offering will continue to own his shares of the Company's outstanding Common Stock jointly with his wife. If Mr. Bailey were to die, his wife would become the sole owner of those shares. Although under current law the death of one or both of Mr. and Mrs. Bailey may not be considered a change in ownership resulting in a change of control for Department of Education reporting purposes, it is possible that such a transfer would require reporting to, or review or reauthorization by, one or more state licensing agencies or Middle States.

     Under INS regulations, if a school that is approved to admit foreign students changes ownership, approval will be automatically withdrawn 60 days after the change of ownership unless the school files a new petition for school approval within 60 days of that change of ownership. If, after conducting a review, the INS district director finds that the school's approval should not be continued, the district director must institute proceedings to withdraw the school's approval.

     If the College underwent a change that required reapproval by any state authority, Middle States or any federal agency, and any required regulatory approval were significantly delayed, limited or denied, there could be a material adverse effect on the College's ability to offer certain educational programs, award certain degrees or diplomas, operate one or more of its locations, admit certain students or participate in Title IV programs, which in turn would materially adversely affect the College's operations. A change that required approval by a state regulatory authority, Middle States or a federal agency could also delay the College's ability to establish new campuses or educational programs and may have other adverse regulatory effects. Furthermore, the disadvantage of undergoing a change of control may materially limit the College's flexibility in future financings or acquisition transactions.

VETERANS BENEFITS

     Pursuant to federal law providing benefits for veterans and reservists, the College is approved for education of veterans and members of the selective reserve and their dependents by the state approving agency in each state in which the College currently operates. The College is authorized to offer educational programs to veterans and other eligible persons in the District of Columbia and Virginia. The College expects to seek approval to offer educational programs to veterans and other eligible persons in Maryland at an appropriate time.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the executive officers, current director and persons nominated to become directors of the
Company:

                    NAME                        AGE                       POSITION
- ---------------------------------------------   ---    ----------------------------------------------
Ron K. Bailey................................   55     President, Treasurer and Director
Harry T. Wilkins.............................   39     Chief Financial Officer
Stanley G. Elmore............................   55     Director Nominee
Todd A. Milano...............................   43     Director Nominee
Jennie D. Seaton.............................   66     Director Nominee
Roland Carey.................................   56     Director Nominee
Donald T. Benson.............................   53     Director Nominee
G. Thomas Waite, III.........................   45     Director Nominee
Donald Stoddard..............................   59     Director Nominee
Charlotte Beason.............................   48     Director Nominee

     Ron K. Bailey is the President, Treasurer and a director of the Company. Mr. Bailey has been the President and a trustee of the College since 1989 and the President and a director of ELP since its formation in 1994. From 1980 to 1989, Mr. Bailey held a variety of administrative positions with the College, including the position of Vice President of the College. Before assuming his first full-time position with the College in 1980, Mr. Bailey was a part-time faculty member of the College and served as Director of Data Processing of the National Association of Home Builders.

     Harry T. Wilkins is the Chief Financial Officer of the Company and has been the Director of Financial Affairs of the College since 1992. Prior to joining the College, Mr. Wilkins was a Director with the accounting firm of Wooden & Benson, Chartered from 1984 to 1992 and a member of the consulting practice of the accounting firm of Deloitte Touche (then Deloitte, Haskins and Sells) from 1979 to 1984. Mr. Wilkins is a Certified Public Accountant.

     Stanley G. Elmore has been nominated and has agreed to serve as a director of the Company upon the completion of the Offering. Mr. Elmore has been the Chairman of the Board of Trustees of the College since 1989. Mr. Elmore has served as Projects and Programs Manager, Citibank Mid-Atlantic, a position he has held for more than five years.

     Todd A. Milano has been nominated and has agreed to serve as a director of the Company upon the completion of the Offering. Mr. Milano has been the Vice Chairman of the Board of Trustees of the College since 1992. Mr. Milano has served as President and Chief Executive Officer of Central Pennsylvania Business School since 1989.

     Dr. Jennie D. Seaton has been nominated and has agreed to serve as a director of the Company upon the completion of the Offering. Dr. Seaton has been a member of the Board of Trustees of the College since 1990. Dr. Seaton is retired and was College Administrator of Virginia Commonwealth University from 1975 to 1994.

     Roland Carey has been nominated and has agreed to serve as a director of the Company upon the completion of the Offering. Mr. Carey has been a member of the Board of Trustees of the College since 1990. Mr. Carey is an Instructor with the Carl Sandburg School, a position he has held for more than five years.

     Donald T. Benson has been nominated and has agreed to serve as a director of the Company upon the completion of the Offering. Mr. Benson has been a member of the Board of Trustees of the College since 1992. Mr. Benson has served as Vice President, Human Resources, of Aetna Life Insurance Company since 1992. From 1976 to 1992, Mr. Benson was Senior Vice President, Human Resources, of Cigna Insurance Company.

     G. Thomas Waite, III has been nominated and has agreed to serve as a director of the Company upon the completion of the Offering. Mr. Waite has been a member of the Board of Trustees of the College since 1994. Mr. Waite has served as Treasurer for the Humane Society of the United States since 1993. In 1992, Mr. Waite was the Director of Commercial Management of The National Housing Partnership; from 1986 to 1991, he held the position of Senior Vice President of Hurst Property Company. As a result of the insolvency of a real estate partnership in which Mr. Waite served as a general partner, Mr. Waite filed for protection from creditors under Chapter 11 of the Federal Bankruptcy Code in 1993, which subsequently was converted to a Chapter 7 filing in 1993.

     Dr. Donald Stoddard has been nominated and has agreed to serve as a director of the Company upon the completion of the Offering. Dr. Stoddard has been a member of the Board of Trustees of the College since 1995. Dr. Stoddard is a Professor, Department of English, Anne Arundel Community College, a position he has held since 1990. From 1979 to 1990, Dr. Stoddard was the Coordinator, Collegiate Institutional Approval, of the Maryland Higher Education Commission.

     Dr. Charlotte Beason has been nominated and has agreed to serve as a director of the Company upon the completion of the Offering. Dr. Beason has been a member of the Board of Trustees of the College since 1995. Dr. Beason is an Educational Consultant at the U.S. Department of Veterans Affairs/Health Care Reform Office, a position she has held for more than five years.

     Upon completion of the Offering, the director nominees shown in the table above will begin service as directors of the Company, effective on that date.

     Directors of the Company are elected at the annual meeting of stockholders and serve until their successors are duly elected and qualified or until their earlier resignation or removal. Executive officers serve at the discretion of the Board of Directors.

CERTAIN SIGNIFICANT EMPLOYEES OF THE COLLEGE

     The following information is supplied with respect to certain other significant employees of the College:

     Younes P. Benab, Ph.D., 59, is the Academic Dean of the College, a position he has held since 1986.

     J. Chris Toe, Ph.D., 41, is the Director, Graduate Programs of the College, a position he has held since 1994. Dr. Toe joined the College in 1993 as an adjunct professor, becoming a full-time professor in 1994. Prior to joining the College, Dr. Toe was an independent consultant.

     James F. McCoy, Jr., 37, is the Administrative Dean of the College, a position he has held since 1994. Mr. McCoy previously was Finance Team Leader, Phillips Colleges, in 1994; Vice President of Operations, Brenell Institute, from 1992 to 1994; and Operations Manager, Phillips Colleges, from 1983 to 1992.

     Marla Boulter, 41, is the College's Director of College Relations, a position she has held since 1995. Ms. Boulter joined the College in 1990 as an accountant and was the College's Director of Marketing from 1991 to 1995.

     Don R. Anderson, 53, is the Director of Facilities of the College, a position he has held since 1988.

     Robert E. Farmer, 57, is the Director of Human Resources of the College, a position he has held since 1995. Mr. Farmer was the Campus Coordinator of the Arlington campus from 1992 until 1995, and was the Director of Admissions at that campus from 1990 to 1992.

     Piroj Piroolnuruk, 42, is the College's Director of Information Management, a position he has held since 1992. Mr. Piroolnuruk was the College's coordinator of Administrative Services from 1986 to 1992.

COMMITTEES OF THE BOARD OF DIRECTORS

     Promptly following completion of the Offering, the Board of Directors will establish an Audit Committee, an Executive Committee and a Compensation Committee.

     Audit Committee. The Audit Committee will consist of non-management directors and will make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants and review the adequacy of the Company's internal accounting controls.

     Executive Committee. The Executive Committee will consist of Mr. Bailey and one or more non-management directors and will exercise such authority as is delegated to it.

     Compensation Committee. The Compensation Committee will consist of Mr. Bailey and two non-management directors. The Compensation Committee will determine the compensation of the Company's executive officers, subject to the provisions of any employment agreements, and will administer the Company's 1996 Stock Option Plan. Mr. Bailey intends to abstain from participating in any actions of the Compensation Committee affecting his compensation.

COMPENSATION OF THE BOARD OF DIRECTORS

     Directors are reimbursed for expenses incurred in connection with their attendance at Board and Committee meetings, but currently receive no compensation for serving as directors.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation for the last completed fiscal year paid to the College's Chief Executive Officer. No other executive officer of the College received salary and bonus exceeding $100,000 in that fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL COMPENSATION
                                                FISCAL    ----------------------       ALL OTHER
           NAME AND PRINCIPAL POSITION           YEAR      SALARY      BONUS(1)     COMPENSATION(2)
    -----------------------------------------   ------    --------    ----------    ---------------
    Ron K. Bailey, President.................    1995     $150,000    $6,175,000        $ 3,181

- ---------------
(1) The bonus was withheld for payments by Mr. Bailey in respect of income taxes on undistributed S Corporation income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background and Overview." Other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits constituted less than $50,000 or 10% of Mr. Bailey's total annual salary and bonus.

(2) Reflects (i) $3,043 in matching contributions made by the College to the College's 401(k) plan for Mr. Bailey and (ii) $138 in premiums paid by the College for life insurance for Mr. Bailey.

     No stock options were granted during the year ended December 31, 1995.

EXECUTIVE EMPLOYMENT AGREEMENTS

     Mr. Bailey and the College have entered into an Employment Agreement, effective as of the Offering closing date, which provides that Mr. Bailey will serve as President and Chief Executive Officer of the College. For his services, Mr. Bailey will receive an initial annual salary of $150,000. According to the terms of the Employment Agreement, Mr. Bailey's salary for successive years may be increased at the discretion of the College's Board of Trustees. The College does not currently contemplate payment of bonuses to Mr. Bailey. Future bonuses, if any, paid to Mr. Bailey will be awarded pursuant to guidelines approved by the Compensation Committee of the Company's Board of Directors and will be at levels commensurate with any bonuses paid to other executive officers. The Employment Agreement provides that in the event that Mr. Bailey's employment is terminated by the Board of Trustees, Mr. Bailey will be entitled to severance benefits equal to the amount of his most recent annual salary. The agreement contains a covenant restricting Mr. Bailey from competing with the College for three years after the termination of employment.

     The College also has entered into an employment agreement with Mr. Harry T. Wilkins, Chief Financial Officer of the Company, effective as of the Offering closing date, which provides for a severance payment equal to one year's salary if Mr. Wilkins is terminated other than for cause (as defined in the agreement). The employment agreement also contains a covenant restricting Mr. Wilkins from competing with the College for three years after the termination of his employment.

STOCK OPTION PLAN

     The Company's 1996 Stock Option Plan (the "Plan") provides for the grant of options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, and for grant of non-qualifying options to directors and employees of the Company. The Plan authorizes the issuance of up to 1,000,000 Shares pursuant to options granted under the Plan (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction). The Compensation Committee of the Board of Directors will administer the Plan and will grant options to purchase Shares.

     It is anticipated that options to purchase 700,000 Shares at the initial public offering price will be granted to employees eligible to participate in the 401(k) Plan and for all Directors, except for Mr. Bailey, who will not receive any options under the initial grant. Harry T. Wilkins, the Company's Chief Financial Officer, will receive options to acquire 200,000 Shares under the initial grant. All such options will be exercisable at a price equal to the initial public offering price. Options granted will vest with respect to one-third of the Shares subject to the option on each of the first, second and third anniversaries of the date of grant. The options will expire on the fifth anniversary of the date of grant.

     The option exercise price for incentive stock options granted under the Plan may not be less than 100% of the fair market value of the Shares on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding Shares). The option exercise price for non-incentive stock options granted under the Plan may not be less than 100% of the fair market value of the Shares on the date of grant of the option. The maximum option term is ten years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding Shares). Options may be exercised at any time after grant, except as otherwise provided in the particular option agreement. Options covering no more than 500,000 Shares may be granted to any officer or other employee during the term of the Plan. There is also a $100,000 limit on the value of Shares (determined at the time of grant) covered by incentive stock options that first become exercisable by an optionee in any calendar year.

     Options granted under the Plan are not transferable and may be exercised only by the optionee during his or her lifetime. If any optionee's employment with the Company terminates by reason of death or permanent and total disability, the optionee's options, whether or not then exercisable, may be exercised within one year after such death or disability unless otherwise provided in the option agreement (but not later than the date the option would otherwise expire). If the optionee's employment terminates for any reason other than death or disability, options held by such optionee terminate upon such termination unless otherwise provided in the option agreement or approved by the Compensation Committee (but not later than the date the option would otherwise expire). The Compensation Committee may extend the period during which the option may be exercised (but not later than the date the option would otherwise expire) by so providing in the option agreement. The options will terminate within a specified time after the optionee's termination of employment with the Company.

     The Plan provides for formula grants of options to non-employee directors (an "Eligible Director"). Each Eligible Director at the time of the initial public offering will be granted an initial option to purchase a number of shares of Common Stock equal to 1,000 times the number of years the Eligible Director has served as a director of the Company. Each Eligible Director will also be granted an additional option to purchase 1,000 shares of Common Stock immediately after each of the subsequent annual meetings of the Company's stockholders if the Eligible Director continues to be an Eligible Director. Options granted to Eligible Directors under the Plan may be exercised with respect to the shares subject to such option one year after the option is granted. All options expire five years after the date of grant.

     Upon any dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation in which the Company is not the surviving corporation, or upon the sale of all or substantially all of the assets of the Company to another corporation, or upon any transaction approved by the Board of Directors which results in any person or entity owning 80% or more of the total combined voting power of all classes of stock of the Company, the Plan and the options issued thereunder will terminate, unless provision is made in connection with such transaction for the continuation of the Plan and/or the assumption of the options or for the substitution for such options of new options covering the stock of a successor corporation or a parent or subsidiary thereof, with appropriate adjustments as to the number and kinds of Shares and the per Share exercise price. In the event of such termination, all outstanding options will be exercisable in full during such period immediately prior to the occurrence of such termination as the Board of Directors in its discretion will determine.

     The Board of Directors may amend the Plan with respect to Shares as to which options have not been granted. However, the Company's stockholders must approve any amendment that would: (i) change the requirements as to eligibility to receive options; (ii) materially increase the benefits accruing to participants under the Plan; or (iii) materially increase the number of Shares that may be sold pursuant to options granted under the Plan (except for adjustments upon changes in capitalization).

401(k) PLAN

     The College maintains a retirement plan (the "401(k) Plan") intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan is a defined contribution plan that covers all full-time employees of the College of at least 21 years of age, employed by the College for at least one year. Employees may contribute up to 10% of their annual wages (subject to an annual limit prescribed by the Code) as pretax, salary deferral contributions. The College may, in its discretion, match employee contributions up to a maximum of 15% of annual wages. The College's contributions to the 401(k) Plan for the year ended December 31, 1995 and the three months ended March 31, 1996 were $94,000 and $0, respectively. As of March 31, 1996, 147 of the College's current employees were participants in the 401(k) Plan.

                              CERTAIN TRANSACTIONS

LEASE OF CAMPUS FACILITIES

     The College currently leases the facilities of five of its eight campuses from corporations of which Ron K. Bailey, President and a director of the Company, is the sole stockholder, a director and an executive officer. The College from time to time has made distributions to the Current Stockholders in amounts sufficient to provide the equity necessary for campus acquisitions by Mr. Bailey. See "Dividend Policy." Such distributions totaled $2.0 million in 1993, $2.8 million in 1994, $3.4 million in 1995 and $650,000 in the three months ended March 31, 1996. Prior to the Offering, Mr. Bailey pursued a strategy of purchasing campus facilities in order to avoid the incurrence of debt by the College. Generally, Mr. Bailey obtained mortgage financing for acquisition of the facilities and the College entered into long-term leases obligating it to make monthly rent payments approximately equal to the mortgage payments and other property-specific expenses. Each lease provided that the College would have the right to purchase the applicable campus, at the fair value of such facility as determined by an independent appraisal, in the event of Mr. Bailey's death. In contemplation of the Offering, and effective as of the Offering closing date, the parties amended the terms of the leases to reflect current market conditions. Management believes these terms are at least as favorable to the College as the

College could obtain from unaffiliated parties. The following table sets forth certain information regarding the leases as amended.

                                                                               GROSS       ANNUAL
                                                                              LEASABLE      BASE
                  CAMPUS                              LANDLORD                AREA(1)     RENT(2)
    -----------------------------------   ---------------------------------   --------    --------
    Fredericksburg.....................   Fredericksburg Investments, Inc.     17,500     $297,840
    Manassas...........................   Battleview Investments, Inc.         20,800      353,600
    Takoma Park........................   Beacon Investments, Inc.             21,800      370,900
    Washington, D.C. ..................   Central Investments, Inc.            30,000      750,000
    Woodbridge.........................   Potomac Investments, Inc.            20,800      353,600

- ---------------
(1) Square feet.

(2) Subject to annual adjustment based on increases in the Consumer Price Index.

     Each of the foregoing leases as amended has a ten-year term expiring in 2006, with three five-year renewal terms. The College has the option under each lease to purchase the related campus facility at any time during the term of the lease at the fair market value of such facility as determined by an independent appraiser. No proceeds of the Offering will be used to purchase any such campus facility.

     The following table sets forth information regarding total annual payments by the College under the foregoing leases during the periods indicated.

                                                   YEAR ENDED DECEMBER 31,            THREE MONTHS
                                             ------------------------------------        ENDED
                    CAMPUS                     1993         1994          1995       MARCH 31, 1996
    --------------------------------------   --------    ----------    ----------    --------------
    Fredericksburg........................   $336,000    $  420,000    $  474,000       $118,000
    Manassas..............................         --        49,000       396,000         99,000
    Takoma Park...........................    160,000       240,000       240,000         60,000
    Washington, D.C. .....................         --       310,000       744,000        187,000
    Woodbridge............................         --            --        42,000        126,000
                                             --------    ----------    ----------    -----------
              Total.......................   $496,000    $1,019,000    $1,896,000       $590,000
                                             ========     =========     =========    ===========

     Prior to entering into its current lease for the Washington, D.C. campus, the College leased that facility from 817 Fourteenth Street Associates Limited Partnership. Mr. Bailey owned a 10% limited partnership interest in such entity. The College made lease payments to such entity of $550,000 and $320,000 in 1993 and 1994, respectively.

     The College may lease additional campus facilities from entities owned or controlled by Mr. Bailey. Any such leases will have market terms based on an independent appraisal and will be subject to approval by a majority of the Company's independent directors.

TRANSACTIONS WITH ELP


     Educational loans under the SEL Program are purchased from the College and serviced by ELP. See "Business -- SEL Program." Ron K. Bailey, President and a director of the Company, has been the sole stockholder, a director and an executive officer of ELP. In the year ended December 31, 1995 and the three months ended March 31, 1996, ELP purchased loans from the College at a discount (reflecting ELP's future loan servicing costs) to their carrying amounts of approximately $1.4 million and $650,000, respectively. The College provided ELP office space on a rent-free basis in 1995 and the three months ended March 31, 1996. Upon completion of the Offering, ELP will become a wholly-owned subsidiary of the Company.



     ELP carries its loan receivables at the stated amount of unpaid principal, reduced by unamortized purchase discount and an allowance for loan losses. The allowance, which approximated $80,000 as of March 31, 1996, is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the existing loan portfolio and prior experience.

The evaluation takes into account such factors as changes in nature and volume of the portfolio, overall portfolio quality, review of specific problem receivables, and current economic conditions that may affect the borrowers' ability to pay. ELP has not incurred significant losses from uncollectible loans receivable since it commenced operations.


     At March 31, 1996, the outstanding principal amount of student loans receivable was $1.6 million.



     A portion of the distributions made by the College to the Current Stockholders has been applied to fund ELP's operations. See "Dividend Policy." In March 1996, ELP paid Mr. Bailey $958,000 as a return of capital previously contributed by Mr. Bailey to fund ELP's purchase of loans under the SEL Program. This amount was not required by ELP because the volume of loan originations under the SEL Program was less than the College originally had budgeted.



     In 1995, ELP made automobile loans to Mr. Bailey and his two children totalling $28,000. The loans bore interest at an annual rate of 7.5%. In the three months ended March 31, 1996, ELP sold the loans to an unrelated third party at a discount.


TRANSACTIONS WITH PRK INVESTMENTS, INC.


     The College retained PRK Investments, Inc. ("PRK") to provide it with a variety of services, including services related to computer equipment purchasing and the College's compliance with the HEA and Department of Education regulations applicable to Title IV Programs. See "Licensing, Accreditation and Financial Aid Regulation -- Financial Aid Regulation -- Administrative Capacity." Two-thirds of the PRK common stock is owned by children of Ron K. Bailey, President and a director of the Company. The College paid PRK approximately $70,000 and $94,000 for computer equipment purchasing and related services in 1995 and the three months ended March 31, 1996, respectively. In addition, pursuant to a contract with PRK, the College made monthly payments of $20,000 to PRK for Title IV services from January 1, 1996 through May 15, 1996. Beginning May 16, 1996, the computer equipment purchasing and related services performed by PRK for the College are performed by employees of ELP, and the College entered into a contract with ELP for the provision of Title IV services for a monthly fee of approximately $28,000. The College provided PRK office space on a rent-free basis in 1995 and the three months ended March 31, 1996.


TRANSACTIONS WITH CAREER TRAINING INSTITUTE, INC.

     College faculty and other employees have received computer-related instruction and training in other occupational skills from Career Training Institute, Inc. ("CTI"). Eighty percent of the CTI common stock is owned by children of Ron K. Bailey, President and a director of the Company. The College paid CTI approximately $8,000, $75,000 and $17,000 for its services in 1994, 1995 and the three months ended March 31, 1996, respectively. Management believes that CTI has provided such services to the College on terms at least as favorable to the College as the College could obtain from unaffiliated parties. The Company believes that the instruction provided by CTI is not competitive with the current programs of the College.


     ELP purchased loans from CTI totalling approximately $76,000 and approximately $110,000 in 1995 and the three months ended March 31, 1996, respectively.


REORGANIZATION TRANSACTIONS

     In connection with the Offering, the Company will effect the Reorganization pursuant to which, among other things, the Company will acquire the College and ELP. See "Reorganization" and "Use of Proceeds."

     Prior to completion of the Offering, the Company will enter into a Tax Indemnification Agreement with the Current Stockholders in consideration of their consent to the termination of the College's election to be treated as an S Corporation and to the use of the closing of the books method. See "Reorganization -- Termination of S Corporation Status." Pursuant to the Tax Indemnification Agreement, the Company will agree to make additional payments to the Current Stockholders equal to approximately 43% of any amount by which the actual taxable income allocable to the Current Stockholders for the 1996 S Corporation period (as determined for federal income tax purposes) exceeds the amount previously estimated to be allocable to the

Current Stockholders for such period (and the Current Stockholders will agree to reimburse the Company if they receive payments in excess of approximately 43% of such actual taxable income). Management does not believe any payments which would likely be made under the Tax Indemnification Agreement would have a material effect on the Company's financial condition.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock prior to and upon completion of the Offering of each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock. Except as set forth below, no director, director nominee or executive officer of the Company beneficially owns any of the outstanding Common Stock.

                                                                                PERCENT OF CLASS
                                                                AMOUNT OF     --------------------
                             NAME OF                            BENEFICIAL     BEFORE      AFTER
                        BENEFICIAL OWNERS                       OWNERSHIP     OFFERING    OFFERING
    ---------------------------------------------------------   ----------    --------    --------
    Ron K. Bailey and Beverly W. Bailey(1)...................    6,000,000      100%        66.7%

- ---------------
(1) Prior to the Reorganization, which will be consummated upon completion of the Offering, Mr. and Mrs. Bailey owned 100% (1,000 shares) of the Common Stock, as joint tenants with a right of survivorship. In connection with the Reorganization, Mr. and Mrs. Bailey will acquire 5,999,000 shares of Common Stock in exchange for 100% of the outstanding capital stock of the College. See "Reorganization -- Formation of Holding Company."

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Certificate of Incorporation (the "Charter") authorizes the Company to issue 20,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value. On the date of this Prospectus, the Company has 1,000 shares of Common Stock and no shares of Preferred Stock outstanding. Upon completion of the Offering and the Reorganization, there will be 9,000,000 shares of Common Stock outstanding, including an additional 5,999,000 Shares issued to the Current Stockholders, plus options to acquire up to 700,000 Shares.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company presently intends to pay regular cash dividends on its Common Stock. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. All outstanding shares of Common Stock are, and the Shares of Common Stock offered hereby will be, when issued and paid for, duly authorized, validly issued, fully paid and non-assessable. As of the date of this Prospectus, the Current Stockholders hold all of the outstanding Common Stock.

PREFERRED STOCK

     The Company is authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock from time to time in one or more series and to establish the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. Any future issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any Preferred Stock.


CERTAIN CHARTER AND BYLAW PROVISIONS


     Stockholders' rights and related matters are governed by Maryland law, the Company's Charter and its bylaws. Certain provisions of the Charter and bylaws of the Company, which are summarized below, may make it more difficult to change the composition of the Company's Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company.

     Voting Requirements. The Company's Charter may not be amended without the affirmative vote of a majority of the shares entitled to vote generally in the election of directors, voting as a single voting group. The Company's bylaws may be amended either by the affirmative vote of a majority of all shares outstanding and entitled to vote generally in the election of directors, voting as a single group, or by an affirmative vote of a majority of the Company's directors then holding office, unless the stockholders prescribe that any such bylaw may not be amended or repealed by the Board of Directors.

     Special Meetings. Under the Company's bylaws, special meetings of the stockholders may be called by stockholders only if such stockholders hold outstanding shares representing at least 25% of all votes entitled to be cast on any issue proposed to be considered at any such special meeting.

LIMITATION OF LIABILITY

     Under Maryland law a corporation formed in Maryland is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer of the Company shall be liable to the Company or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in a proceeding that the director's or officer's action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Charter has incorporated the provisions of this law limiting the liability of directors and officers.

     The Company's bylaws require it to indemnify (a) any present or former director or officer who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of his service in that capacity, against reasonable expenses incurred by him in connection with the proceeding and (b) any present or former director or officer against any claim or liability unless it is established that (i) his act or omission was committed in bad faith or was the result of active or deliberate dishonesty,
(ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. In addition, the Company's bylaws require it to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former director or officer made a party to a proceeding by reason of his service as a director or officer provided that the Company shall have received (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the bylaws and (2) a written understanding by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company's bylaws also (i) provide that any indemnification or payment or reimbursement of the expenses permitted by the bylaws shall be furnished in accordance with the procedures provided for indemnification and payment of expenses under Section 2-418 of the Maryland General Corporation Law for directors of Maryland corporations and (ii) permit the Company such other and further indemnification or payment or reimbursement of expenses as may be permitted under Section 2-418 of the Maryland General Corporation Law for directors of Maryland corporations.

CORPORATE ANTI-TAKEOVER PROVISIONS

     The Company has elected to include in its Charter provisions exempting it from the application of the Maryland business combination statute and control share acquisition statute.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Securities Transfer, Incorporated.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no market for the Common Stock. Sales of substantial amounts of Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock.

     Upon completion of the Offering, the Company will have 9,000,000 shares of Common Stock outstanding (9,450,000 if the Underwriters' over-allotment option is exercised in full), excluding 700,000 shares issuable upon exercise of options held by employees of the Company. Of these shares, the 3,000,000 shares of Common Stock offered hereby will be freely transferable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the College as that term is defined in Rule 144 under the Securities Act. All the remaining shares of Common Stock, consisting of the 6,000,000 shares which will be held by the Current Stockholders upon completion of the Offering, are "restricted securities" within the meaning of Rule 144. The Company and the Current Stockholders have agreed with Legg Mason Wood Walker, Incorporated, the Representative of the Underwriters, not to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock (subject, in the case of the Company, to an exception for the grant of options under the Company's stock option plan), for a period of 180 days after the date of this Prospectus without the consent of the Representative. With the consent of the Representative, such shares may be sold before expiration of the 180-day period without prior notice to the Company's other stockholders or to any public market in which the Common Stock trades. Commencing 90 days after the date of this Prospectus, and subject to such consent, all but 1,000 of the 6,000,000 shares owned by the Current Stockholders will be immediately eligible for sale in the public market subject to compliance with the volume and other restrictions of Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates of the Company, who has beneficially owned shares for at least a two-year period (as computed under Rule 144) is entitled to sell within any three-month period commencing 90 days from the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding Common Stock (90,000 shares after giving effect to the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding filing of notice of such sale, and may only sell such shares through unsolicited brokers' transactions or transactions with a market maker. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not an affiliate of the issuer for at least 90 days and who has beneficially owned such shares for at least three years is entitled under Rule 144(k) to sell such shares without regard to the volume or other resale requirements described above. In addition, Rule 144A under the Securities Act permits, subject to certain conditions, the sale by the current holders of restricted securities of all or a portion of their shares to certain "qualified institutional buyers" as defined in Rule 144A.

     The Company is unable to estimate the number of shares of Common Stock that will be sold under Rule 144 or otherwise because this will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below have agreed, severally and not jointly, through Legg Mason Wood Walker, Incorporated, the Representative of the Underwriters, to purchase from the Company, and the Company has agreed to sell to the Underwriters, the numbers of Shares set forth opposite the name of the respective Underwriter at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus:

                                                                           NUMBER OF
                                  UNDERWRITER                                SHARES
        ---------------------------------------------------------------   ------------
        Legg Mason Wood Walker, Incorporated...........................
                                                                          ------------
             Total.....................................................
                                                                          ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Shares offered hereby if any of the Shares are purchased.

     The Underwriters have advised the Company that they propose to offer all or a part of the Shares offered hereby directly to the public at the Price to Public set forth on the cover page of this Prospectus, that they may offer
Shares to certain dealers at a price which represents a concession of        per
Share, and that they may allow, and such dealers may reallow, a concession of
not more than        per Share to certain other dealers. After the commencement of the Offering, the Price to Public and the concessions may be changed.

     The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional number of Shares at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in connection with the offering of the Shares made hereby. To the extent the Underwriters exercise the option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of additional Shares of Common Stock as the number of Shares set forth opposite that Underwriter's name in the preceding table bears to the total number of Shares listed in such table.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Current Stockholders and the Company each have agreed with the Representative of the Underwriters not to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock (subject, in the case of the Company, to an exception for the grant of options under the Company's stock option plan), for a period of 180 days after the date of this Prospectus without the written consent of the Representative. See "Shares Eligible for Future Sale."

     The Representative of the Underwriters has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representative of the Underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representative of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The anticipated initial public offering price set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

     Legg Mason Wood Walker, Incorporated may perform financial services for the Company or the College from time to time.

                                 LEGAL MATTERS

     The legal validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriters by Shaw, Pittman, Potts & Trowbridge (a partnership including professional corporations), Washington, D.C.

                                    EXPERTS


     The balance sheet of Strayer Education, Inc. as of May 15, 1996, and the combined balance sheets of Strayer College, Inc. and Affiliate as of December 31, 1995 and 1994, and the related combined statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, included in this Prospectus have been included herein in reliance upon the reports of Coopers & Lybrand L.L.P., independent public accountants, given upon the authority of that firm as experts in accounting and auditing. The report for Strayer College, Inc. and Affiliate includes an explanatory paragraph relating to the restatement of certain payments to the Current Stockholders.


                             ADDITIONAL INFORMATION


     A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted pursuant to the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge and may be obtained at prescribed rates at the Commission at the Public Reference Section of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the Northeast Regional Office located at Seven World Trade Center, Suite 1300, New York, New York 10048, and the Midwest Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                        PAGE
                                                                                        ----
STRAYER EDUCATION, INC.
  Report of Independent Accountants..................................................   F- 2
  Balance Sheet as of May 15, 1996...................................................   F- 3
  Notes to Financial Statement.......................................................   F- 4
STRAYER COLLEGE, INC. AND AFFILIATE
  Report of Independent Accountants..................................................   F- 5
  Combined Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996
     (unaudited).....................................................................   F- 6
  Combined Statements of Income for each of the three years in the period ended
     December 31, 1995 and for the three months ended March 31, 1995 and 1996
     (unaudited).....................................................................   F- 7
  Combined Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1995 and for the three months ended March 31, 1996
     (unaudited).....................................................................   F- 8
  Combined Statements of Cash Flows for each of the three years in the period ended
     December 31, 1995 and for the three months ended March 31, 1995 and 1996
     (unaudited).....................................................................   F- 9
  Notes to Combined Financial Statements.............................................   F-10

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Strayer Education, Inc.

     We have audited the accompanying balance sheet of Strayer Education, Inc. as of May 15, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Strayer Education, Inc. as of May 15, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Washington, D.C.
May 15, 1996

                            STRAYER EDUCATION, INC.
                                 BALANCE SHEET
                                  MAY 15, 1996

ASSETS
Cash................................................................................   $1,000
                                                                                       ------
          Total Assets..............................................................   $1,000
                                                                                       ======
STOCKHOLDERS' EQUITY
Stockholders' Equity:
  Preferred stock, 5,000,000 shares authorized; no shares issued or outstanding.....   $   --
  Common stock, par value $.01, 20,000,000 shares authorized; 1,000 shares issued
     and outstanding................................................................       10
Additional paid-in capital..........................................................      990
                                                                                       ------
          Total stockholders' equity................................................   $1,000
                                                                                       ======

         The accompanying notes are an integral part of this statement.

                            STRAYER EDUCATION, INC.
                          NOTES TO FINANCIAL STATEMENT
                                  MAY 15, 1996

1.  ORGANIZATION

     Strayer Education, Inc. (Company) was formed on May 10, 1996, as a Maryland corporation, and was capitalized on May 15, 1996 with cash of $1,000. The Company has not yet commenced operations.

2.  INITIAL PUBLIC OFFERING AND PENDING ACQUISITION

     The Company is currently undertaking an initial public offering of its common stock. Pursuant to the offering, the Company will offer 3,000,000 shares of its common stock for sale to the public. Prior to the closing of the offering, the Company will exchange 5,999,000 shares of its common stock for 100% of the outstanding common stock of Strayer College, Inc. (the College). The College is a proprietary accredited institution of higher education that provides undergraduate and graduate degrees in various fields of study through its eight campuses in the District of Columbia and Virginia. The Company will set aside an additional 1,000,000 shares of common stock for the establishment of a stock option plan.

3.  SUBSEQUENT EVENT


     Contemporaneously with the closing of the initial public offering, the Company intends to acquire Education Loan Processing Inc. (ELP) at a purchase price equal to ELP's net book value ($1,200,000 as of March 31, 1996) at the date of acquisition. ELP is wholly owned by a stockholder of the Company and was established to purchase and service student loans from the College. Under generally accepted accounting principles, ELP's basis in its assets and liabilities will be carried over to the Company and the operations of ELP and the Company will be retroactively combined in a manner similar to a pooling of interests, because this acquisition is a combination of entities under common control.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees and Stockholders
Strayer College, Inc.


     We have audited the accompanying combined balance sheets of Strayer College, Inc. and Affiliate as of December 31, 1994 and 1995, and the related combined statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Strayer College, Inc. and Affiliate as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



     As discussed in Note 12 to the combined financial statements, the accompanying combined statements of income, stockholders' equity and cash flows for the years ended December 31, 1993 and 1994 have been restated.


                                          COOPERS & LYBRAND L.L.P.


Washington, D.C.
May 14, 1996

                      STRAYER COLLEGE, INC. AND AFFILIATE
                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)



                                                          DECEMBER 31,                       PRO FORMA
                                                       ------------------     MARCH 31,      MARCH 31,
                                                        1994       1995         1996           1996
                                                       -------    -------    -----------    -----------
                                                                             (UNAUDITED)    (UNAUDITED
                                                                                            NOTE 3)
ASSETS
Current Assets:
  Cash and cash equivalents.........................   $ 5,564    $ 8,992      $11,905        $ 9,806
  Investments in marketable securities available for
     sale, at market................................       898      1,742          725            725
  Short-term investments -- restricted..............       403        720          778            778
  Tuition receivable, net of allowances for doubtful
     accounts of $135, $155, $189 and $189,
     respectively...................................     8,813      7,873        7,861          7,861
  Inventories.......................................       546        725          718            718
  Other current assets..............................       197         58           --             --
                                                        ------     ------       ------         ------
          Total current assets......................    16,421     20,110       21,987         19,888
  Student loans receivable, net of allowances for
     losses.........................................     --           932        1,190          1,190
  Property and equipment, net.......................     2,400      2,874        2,867          2,867
  Investments in marketable securities available for
     sale, at market................................       925      1,890        3,491          3,491
  Other assets......................................        78         72           72             72
                                                        ------     ------       ------         ------
          Total assets..............................   $19,824    $25,878      $29,607        $27,508
                                                        ======     ======       ======         ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable............................   $   580    $   360      $   603        $   603
  Accrued expenses..................................       458        542          710            710
  Unearned tuition..................................     9,391      9,504        9,423          9,423
  Other current liabilities.........................        58        133          307            307
  Distribution payable to stockholders..............        --         --           --         14,042
                                                        ------     ------       ------         ------
          Total current liabilities.................    10,487     10,539       11,043         25,085
                                                        ------     ------       ------         ------
Commitments and contingencies
Stockholders' Equity:
  Common stock......................................         4          4            4             60
  Additional paid-in capital........................        --      2,100        1,142          1,142
  Retained earnings.................................     9,376     13,077       17,163            966
  Net unrealized (losses) gains on investments......       (43)       158          255            255
                                                        ------     ------       ------         ------
          Total stockholders' equity................     9,337     15,339       18,564          2,423
                                                        ------     ------       ------         ------
          Total liabilities and stockholders'
            equity..................................   $19,824    $25,878      $29,607        $27,508
                                                        ======     ======       ======         ======



         The accompanying notes to these combined financial statements are an integral part of these combined statements.

                      STRAYER COLLEGE, INC. AND AFFILIATE
                         COMBINED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                     FOR THE THREE
                                                   FOR THE YEAR ENDED DECEMBER     MONTHS ENDED MARCH
                                                               31,                        31,
                                                  -----------------------------    ------------------
                                                   1993       1994       1995       1995       1996
                                                  -------    -------    -------    -------    -------
                                                                                       (UNAUDITED)
Revenues:
  Tuition......................................   $28,545    $33,238    $36,934    $ 9,989    $11,570
  Fees and other...............................       823      1,019      1,262        646        845
                                                   ------     ------     ------     ------     ------
                                                   29,368     34,257     38,196     10,635     12,415
                                                   ------     ------     ------     ------     ------
Costs and Expenses:
  Instruction and educational support,
     including $1,046, $1,339, $1,966, $464 and
     $744, respectively, for expenses pursuant
     to transactions with related parties......    14,185     14,740     16,168      4,042      4,577
  Selling and promotion........................     3,092      3,667      4,281        836        974
  General and administration, including $0, $8,
     $75, $0 and $77, respectively, for
     expenses pursuant to transactions with
     related parties...........................     7,847     10,648     11,522      2,810      2,205
  Provisions for student loan losses...........     --         --            49          3         31
                                                   ------     ------     ------     ------     ------
                                                   25,124     29,055     32,020      7,691      7,787
                                                   ------     ------     ------     ------     ------
  Income from operations.......................     4,244      5,202      6,176      2,944      4,628
Investment and other income....................       180        350        875        148        108
                                                   ------     ------     ------     ------     ------
  Net income...................................   $ 4,424    $ 5,552    $ 7,051    $ 3,092    $ 4,736
                                                   ======     ======     ======     ======     ======
PRO FORMA INFORMATION (NOTE 3): (UNAUDITED)
  Adjustment to compensation expense to
     eliminate bonus paid to S Corporation
     stockholder in respect to income taxes....                         $ 6,175               $    --
                                                                         ------                ------
  Income before income taxes after
     adjustment................................                          13,226                 4,736
  Income taxes.................................                           5,069                 1,852
                                                                         ------                ------
  Net income...................................                         $ 8,157               $ 2,884
                                                                         ======                ======
  Net income per share.........................                         $  1.08               $   .38
  Weighted average shares outstanding..........                           7,548                 7,548



         The accompanying notes to these combined financial statements are an integral part of these combined statements.

                      STRAYER COLLEGE, INC. AND AFFILIATE
                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)



                                       ELP          ADDITIONAL        COLLEGE                  UNREALIZED
                                  COMMON STOCK       PAID-IN       COMMON STOCK                   GAINS
                                 ---------------     CAPITAL      ---------------   RETAINED   (LOSSES) ON
                                 SHARES   AMOUNT   OF ELP, INC.   SHARES   AMOUNT   EARNINGS   INVESTMENTS      TOTAL
                                 ------   ------   ------------   ------   ------   --------   -----------   -----------
Balance, December 31, 1992.....   --       $--        $--         375.5      $4     $ 4,246       $  --        $   4,250
  Distributions to
    stockholders...............   --       --         --             --      --      (2,046)         --           (2,046)
  Net income...................   --       --         --             --      --       4,424          --            4,424
                                                                             --
                                 ------   ------   ------------   ------            --------      -----      -----------
Balance, December 31, 1993.....   --       --         --          375.5       4       6,624          --            6,628
  Distributions to
    stockholders...............   --       --         --             --      --      (2,800)         --           (2,800)
  Net unrealized losses on
    investments................   --       --         --             --      --          --         (43)             (43)
  Net income...................   --       --         --             --      --       5,552          --            5,552
                                                                             --
                                 ------   ------   ------------   ------            --------      -----      -----------
Balance, December 31, 1994.....   --       --         --          375.5       4       9,376         (43)           9,337
  Distributions to
    stockholders...............   --       --         --             --      --      (3,350)         --           (3,350)
  Issuance of common stock and
    additional capital
    contributions by ELP
    stockholder................    100     --          2,100       --       --        --          --               2,100
  Net unrealized gains on
    investments................   --       --         --             --      --          --         201              201
  Net income...................   --       --         --             --      --       7,051          --            7,051
                                                                             --
                                 ------   ------   ------------   ------            --------      -----      -----------
Balance, December 31, 1995.....    100     --          2,100      375.5       4      13,077         158           15,339
  Distributions to
    stockholders...............   --       --           (958)        --      --        (650)         --           (1,608)
  Net unrealized gains on
    investments................   --       --         --             --      --          --          97               97
  Net income...................   --       --         --             --      --       4,736       --               4,736
                                                                             --
                                 ------   ------   ------------   ------            --------      -----      -----------
Balance, March 31, 1996
  (unaudited)..................    100     $--        $1,142      375.5      $4     $17,163       $ 255        $  18,564
                                 ======   =======  ===========    ======   =======  ========   =========        ========



         The accompanying notes to these combined financial statements are an integral part of these combined statements.

                      STRAYER COLLEGE, INC. AND AFFILIATE
                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)



                                                                                     FOR THE THREE
                                                   FOR THE YEAR ENDED DECEMBER     MONTHS ENDED MARCH
                                                               31,                        31,
                                                  -----------------------------    ------------------
                                                   1993       1994       1995       1995       1996
                                                  -------    -------    -------    -------    -------
                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income...................................   $ 4,424    $ 5,552    $ 7,051    $ 3,092    $ 4,736
  Adjustments to reconcile net income to cash
     provided by operating activities:
     Depreciation and amortization.............       369        448        688        151        195
     Provision for student loan losses.........        --         --         49          3         31
  Changes in assets and liabilities:
     Short-term investments -- restricted......        --         --       (317)       (50)       (58)
     Tuition receivable, net...................    (2,943)     2,230        940        367         12
     Inventories...............................      (124)        13       (179)      (159)         7
     Other current assets......................        31        (65)       167         37         30
     Trade accounts payable....................       419        (18)      (220)      (103)       243
     Accrued expenses..........................        25        153         83      1,444        169
     Unearned tuition..........................      (733)       776        113         10        (81)
     Other current liabilities.................      (132)       (14)        75         92        174
                                                  -------    -------    -------    -------    -------
          Net cash provided by operating
            activities.........................     1,336      9,075      8,450      4,884      5,458
                                                  -------    -------    -------    -------    -------
Cash flows used in investing activities:
  Purchases of property and equipment..........      (532)    (1,500)    (1,162)      (467)      (188)
  Purchases of marketable securities...........    (4,386)    (6,586)    (7,993)    (1,422)    (1,313)
  Sales of marketable securities...............     4,305      5,238      6,386        779        825
  Student loans originated or acquired.........        --         --     (1,481)      (281)      (795)
  Collections on student loans receivable......        --         --        500         71        322
  Proceeds from sale of loans..................        --         --         --         --        212
  Other........................................       (21)         8        (22)        --         --
                                                  -------    -------    -------    -------    -------
          Net cash used in investing
            activities.........................      (634)    (2,840)    (3,772)    (1,320)      (937)
                                                  -------    -------    -------    -------    -------
Cash flows used in financing activities:
  Distributions to stockholders................    (2,046)    (2,800)    (3,350)      (725)    (1,608)
  Proceeds from issuance of common stock and
     additional capital contributions by ELP
     stockholder...............................        --         --      2,100        500         --
  Other........................................       (74)       (62)        --         --         --
                                                  -------    -------    -------    -------    -------
          Net cash used in financing
            activities.........................    (2,120)    (2,862)    (1,250)      (225)    (1,608)
                                                  -------    -------    -------    -------    -------
          Net (decrease) increase in cash......    (1,418)     3,373      3,428      3,339      2,913
Cash and cash equivalents -- beginning of
  period.......................................     3,609      2,191      5,564      5,564      8,992
                                                  -------    -------    -------    -------    -------
Cash and cash equivalents -- end of period.....   $ 2,191    $ 5,564    $ 8,992    $ 8,903    $11,905
                                                  =======    =======    =======    =======    =======



         The accompanying notes to these combined financial statements are an integral part of these combined statements.

                      STRAYER COLLEGE, INC. AND AFFILIATE
                     NOTES TO COMBINED FINANCIAL STATEMENTS
            (INFORMATION AS OF MARCH 31, 1995 AND 1996 IS UNAUDITED)



1.  BASIS OF PRESENTATION



     The combined financial statements include the accounts of Strayer College, Inc. and Education Loan Processing, Inc. (collectively the Companies), both of which are under the common control of Mr. and Mrs. Ron K. Bailey. All significant intercompany accounts and transactions have been eliminated.



2.  NATURE OF OPERATIONS


     Strayer College, Inc. (the College) is a proprietary accredited institution of higher education that provides undergraduate and graduate degrees in various fields of study. The College has eight campuses located in the District of Columbia and Virginia.


     Education Loan Processing, Inc. (ELP) is a finance company that purchases and services student loans, principally for the College. ELP was incorporated in December 1994 and began operations in January 1995.



     The significant components of ELP's balance sheets at December 31, 1995 and March 31, 1996 were as follows (in thousands):



                                                                 DECEMBER 31,    MARCH 31,
                                                                     1995          1996
                                                                 ------------    ---------
        Cash and cash equivalents.............................      $  909        $   361
        Investments in marketable securities..................         498          --
        Students loans receivable, net........................         932          1,190
        Due to Strayer College, Inc. .........................         189            326
        Stockholder's equity..................................       2,126          1,150



     For purposes of the Companies' combined balance sheets, all of ELP's assets and liabilities have been classified as current assets and liabilities with the exception of student loans receivable, which have been classified as noncurrent consistent with industry practice. See Note 5. ELP's revenues and expenses for the year ended December 31, 1995 and three months ended March 31, 1996 were not significant.



3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  Cash and Cash Equivalents


     Cash and cash equivalents consist of operating cash and cash invested in short-term certificates of deposit, commercial paper, and U.S. government obligations. The Companies consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.


  Concentration of Credit Risk


     The Companies place their cash and temporary cash investments with high credit quality institutions. At times cash and cash equivalent balances may be in excess of the FDIC insurance limit. The Companies have not experienced any losses on their cash and cash equivalents.



     Tuition receivables are not collateralized, however, credit risk is minimized as a result of the diverse nature of the College's student base in the Washington, D.C. area. The College establishes an allowance for doubtful tuition accounts based upon factors surrounding historical trends and other information.



     Student loans are receivable from the College's students. The Companies perform credit evaluations and require cosigners in some instances to minimize credit risk. Allowances for loan losses are established as discussed below.

                      STRAYER COLLEGE, INC. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF MARCH 31, 1995 AND 1996 IS UNAUDITED)



3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)


  Student Loans Receivable



     Student loans receivable are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest income from student loans is recognized using the interest method.



     Provisions for estimated losses on student loans are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses of principal and interest in the existing loan portfolio, based upon historical trends, economic conditions and other information. ELP's charge-off policy is based on a loan-by-loan review; however, any loan more than 120 days past due is written off against the allowance.


  Investments


     The Companies' investments are considered "available-for-sale," and, as such, are stated at market value. The net unrealized gains and losses are reported as a component of stockholders' equity. Realized gains or losses from the sale of marketable securities are based on the specific identification method.


  Property and Equipment

     Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives ranging from 3 to 10 years. Depreciation amounted to $369,000, $448,000 and $688,000 for the years ended December 31, 1993, 1994 and 1995, respectively and $151,000 and $195,000 for the three months ended March 31, 1995 and 1996, respectively.


  Tuition Revenues


     Tuition income is deferred at the time of registration and is recognized as income, net of any refunds or withdrawals, ratably throughout each respective quarter session. Advance registrations for the next quarter are shown as unearned tuition.

  Inventories

     Inventories, which consist of books and supplies held in campus bookstores, are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period reported. Actual results could differ from those estimates.

  Income Taxes and Pro Forma Information (unaudited)


     The financial statements of the Companies do not include a provision for income taxes because the taxable income of the Companies was included in the income tax returns of the stockholders under the S Corporation election.



     In connection with the formation of Strayer Education, Inc. (Company), the initial public offering of the Company's common stock (Offering), and the proposed acquisition of the Companies by the Company, the Companies will no longer be treated as S Corporations for tax purposes. The Company will be subject to

                      STRAYER COLLEGE, INC. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF MARCH 31, 1995 AND 1996 IS UNAUDITED)



3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)


federal and state income taxes and will recognize deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires companies subject to income taxes to adjust their deferred tax assets and liabilities based on temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse. Based upon temporary differences existing as of December 31, 1995 and March 31, 1996, the net deferred income tax assets are insignificant individually and in total.


     The components of the pro forma income tax provisions are as follows (in thousands):


                                                                                THREE MONTHS
                                                             YEAR ENDED            ENDED
                                                          DECEMBER 31, 1995    MARCH 31, 1996
                                                          -----------------    --------------
        Current
             Federal...................................        $ 4,435             $1,574
             State.....................................            605                221
                                                               -------            -------
                                                                 5,040              1,795
        Deferred.......................................             29                 57
                                                               -------            -------
                                                               $ 5,069             $1,852
                                                          =============        ===========


     The effective pro forma income tax rate differs from the 34% statutory federal rate principally as a result of state income taxes.


     For informational purposes, the combined statements of income for the year ended December 31, 1995 and the three-month period ended March 31, 1996 include pro forma information reflecting the following adjustments:



     - Pro forma net income gives effect to the reduction of costs and expenses for the year ended December 31, 1995 by $6,175,000, which represents payments to a stockholder of the College who also serves as President of the College, for payment of 1995 income taxes on undistributed S Corporation income. This adjustment is made solely as a result of the change in the income tax status of the College that will become effective subsequent to the proposed acquisition of the College by the Company. As President and Chief Executive Officer of the College after the acquisition, the stockholder's duties and responsibilities will not diminish. However, the taxable income of the College will no longer be included in the income tax return of the stockholders, but will be paid directly by the College or the Company, as C Corporation tax payors. The College believes this adjustment is necessary for investors to realistically assess the impact of the acquisition and related change in income tax status on the results of operations of the College.



     - Pro forma income taxes reflect the application of statutory corporate income tax rates to the net income of the Companies as if the termination of the S Corporation status of the Companies had occurred on January 1, 1995. The effective derived income tax rates for the year ended December 31, 1995 and for the three-month period ended March 31, 1996 were 38.3% and 39.1%, respectively.


     - Pro forma net income per share and weighted average shares outstanding reflect the acquisition of the College by the Company in exchange for 5,999,000 shares of common stock, and the net proceeds from the issuance of 1,548,181 shares of common stock in connection with the Offering necessary to pay the $14,042,000 S Corporation distribution based on the estimated amount of previously recognized and

                      STRAYER COLLEGE, INC. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF MARCH 31, 1995 AND 1996 IS UNAUDITED)



3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)


      undistributed College S Corporation income through March 31, 1996, as if those events had occurred on January 1, 1995. Historical earnings per share of the Companies have not been presented because such amounts are not meaningful in light of the pending transactions described above.



     The pro forma combined balance sheet as of March 31, 1996 reflects the following adjustments as if those adjustments occurred March 31, 1996:



     - The April 1996 distributions by the College of $2,100,000 discussed in
       Note 11.


     - The recognition of a liability for the estimated S Corporation distribution of $14,042,000 (which is subject to adjustment) to be paid from the proceeds of the Offering.


     - The acquisition of the College by the Company in exchange for 5,999,000 shares of common stock.



     The remaining retained earnings after the application of the pro forma adjustments consist of the following (in thousands):



            College C Corporation retained earnings at the date of the
              acquisition by Ron K. Bailey...............................   $938
            ELP retained earnings at March 31, 1996......................      8
            Adjustment of College retained earnings in connection with acquisition of the College by the Company for 5,999,000
              shares of common stock.....................................    (56)
            Common stock of the Company..................................      1
            Effect of combining entries..................................     75
                                                                            ----
                                                                            $966
                                                                            ====


  Interim Financial Statements


     The results of operations for the three months ended March 31, 1995 and 1996 are not necessarily indicative of the results to be expected for the full fiscal year. All information as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 is unaudited but, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the combined financial position, results of operations and cash flows of the Companies.



4.  INVESTMENTS


  Short-Term Investments -- Restricted

     The U.S. Department of Education requires Title IV Program loan funds collected in excess of amounts due for tuition to be kept in a separate cash or cash equivalent account until such amounts can be remitted to students. These funds are invested in short-term U.S. Treasury Notes with maturities of three months or less.

  Investments in Marketable Securities


     Effective January 1, 1994, the Companies adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The effect of adopting SFAS No. 115 was not material. Under SFAS 115, the marketable securities of the Companies have been classified as available for sale and are carried at market.

                      STRAYER COLLEGE, INC. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF MARCH 31, 1995 AND 1996 IS UNAUDITED)



4.  INVESTMENTS -- (CONTINUED)

     The cost and market value for each class of investments at December 31, 1994 and 1995 are as follows (in thousands):


                                               1994                                        1995
                             -----------------------------------------   -----------------------------------------
                                        GROSS        GROSS                          GROSS        GROSS
                                      UNREALIZED   UNREALIZED   MARKET            UNREALIZED   UNREALIZED   MARKET
                              COST      GAINS         LOSS      VALUE     COST      GAINS         LOSS      VALUE
                             ------   ----------   ----------   ------   ------   ----------   ----------   ------
U.S. Government
  obligations..............  $  934       $--         $(10)     $  924   $2,499      $ 80          $--      $2,579
Equity securities..........     932       --           (33)        899      975        78          --        1,053
                             ------       ---         -----     ------   ------      ----          ---      ------
     Total.................  $1,866       $--         $(43)     $1,823   $3,474      $158          $--      $3,632
                             ======       ===         =====     ======   ======      ====          ===      ======


     The cost and market value for each class of investment at March 31, 1996 is as follows (in thousands):

                                                                   GROSS         GROSS
                                                                 UNREALIZED    UNREALIZED    MARKET
                                                        COST       GAINS         LOSSES      VALUE
                                                       ------    ----------    ----------    ------
    U.S. Government obligations.....................   $1,640       $ 31           $--       $1,671
    Equity securities...............................    2,468         77            --        2,545
                                                       ------       ----           ---       ------
         Total......................................   $4,108       $108           $--       $4,216
                                                       ======       ====           ===       ======

     The contractual maturities of U.S. Government obligations at December 31, 1995 are as follows (in thousands):


                                                                                 MARKET
                                                                        COST     VALUE
                                                                       ------    ------
        Due in one year or less.....................................   $  678    $  689
        Due after one year through five years.......................    1,351     1,402
        Due after five years through 10 years.......................      470       488
                                                                       ------    ------
             Total..................................................   $2,499    $2,579
                                                                       ======    ======


     Included in investment income for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1995 and 1996, were the following proceeds from the sale of securities:


                                                                DECEMBER 31,       MARCH 31,
                                                              ----------------    ------------
                                                               1994      1995     1995    1996
                                                              ------    ------    ----    ----
    Gross realized gains...................................   $   --    $   --    $ --    $ 14
    Gross realized losses..................................       29        --      --      --
    Proceeds...............................................    5,238     6,386     779     825

                      STRAYER COLLEGE, INC. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF MARCH 31, 1995 AND 1996 IS UNAUDITED)



5.  STUDENT LOANS RECEIVABLE



     Student loans receivable are as follows:



                                                                 DECEMBER 31,    MARCH 31,
                                                                     1995          1996
                                                                 ------------    ---------
        Student loans receivable outstanding, including
          accrued interest....................................       $981         $ 1,270
        Allowance for loan losses.............................        (49)            (80)
                                                                   ------        ---------
             Student loans receivable, net....................       $932         $ 1,190
                                                                 ==========       =======



     The interest rate on student loans is generally 7.5%.



     The Companies believe the carrying value of the student loans approximates their fair value.



     Annual principal payments due under the student loans outstanding at December 31, 1995 are as follows (in thousands):



        1996.................................................................   $641
        1997.................................................................    222
        1998.................................................................     64
        1999 through 2001....................................................     54
                                                                                ----
             Total...........................................................   $981
                                                                                ====



     As of December 31, 1995 and for the three months ended March 31, 1996, the Companies do not have any student loans receivable which have been identified as impaired.



6.  PROPERTY AND EQUIPMENT


     The composition of property and equipment is as follows:

                                                        DECEMBER 31,
                                                 --------------------------     MARCH 31,
                                                    1994           1995           1996
                                                 -----------    -----------    -----------
        Furniture and equipment...............   $ 2,965,000    $ 3,910,000    $ 4,097,000
        Leasehold improvements................       894,000      1,092,000      1,093,000
        Vehicles..............................        44,000         63,000         63,000
                                                 -----------    -----------    -----------
                                                   3,903,000      5,065,000      5,253,000
          Less -- accumulated depreciation....    (1,503,000)    (2,191,000)    (2,386,000)
                                                 -----------    -----------    -----------
                                                 $ 2,400,000    $ 2,874,000    $ 2,867,000
                                                  ==========     ==========     ==========

                      STRAYER COLLEGE, INC. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF MARCH 31, 1995 AND 1996 IS UNAUDITED)



7.  STOCKHOLDERS' EQUITY



     The Companies' outstanding common stock at December 31, 1995 is summarized below:



                                                                                    NUMBER OF
                                                                    NUMBER OF     SHARES ISSUED
                                                       PAR VALUE      SHARES           AND
                                                       PER SHARE    AUTHORIZED     OUTSTANDING
                                                       ---------    ----------    -------------
        Strayer College, Inc. ......................    $ 10.00          500          375.5
        Education Loan Processing, Inc. ............    $  1.00        5,000            100



     The Companies' individual retained earnings as of December 31, 1995 and March 31, 1996 were as follows (in thousands):



                                                          DECEMBER 31, 1995    MARCH 31, 1996
                                                          -----------------    --------------
        Strayer College, Inc. .........................        $13,002            $ 17,080
        Education Loan Processing, Inc. ...............             15                   8
        Effect of combining entries....................             60                  75
                                                          -----------------    --------------
             Total.....................................        $13,077            $ 17,163
                                                          =============        ===========



8.  COMMITMENTS AND CONTINGENCIES


  Federal Financial Assistance Programs


     The College participates in various federal student financial assistance programs which are subject to audit. Management believes that the potential effects of audit adjustments, if any, for the periods currently under audit and for the periods not yet audited will not have a material adverse effect on the Companies' financial position, results of operations or cash flows.


  Lease Commitments

     The College has long-term noncancelable operating leases for its various campus locations. Rent expense was $2,406,000, $3,309,000 and $3,227,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $787,000 and $826,000 for the three months ended March 31, 1995 and 1996, respectively. The College has the option to buy certain of these campus properties at their fair market value as determined by independent appraisal. The Washington D.C. campuses and three of the Virginia campuses are leased from a stockholder of the College. Rent paid to the stockholder was $1,046,000, $1,339,000 and $1,896,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $464,000 and $590,000 for the three months ended March 31, 1995 and 1996, respectively.

                      STRAYER COLLEGE, INC. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF MARCH 31, 1995 AND 1996 IS UNAUDITED)



8.  COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

     The rents on these leases are subject to an annual increase based on a stipulated price index. The minimum rental commitments for the College as of December 31, 1995 are as follows:


                                                                            AMOUNT PAYABLE
                                                                            TO STOCKHOLDER
                                                               TOTAL       INCLUDED IN TOTAL
                                                            -----------    -----------------
        1996.............................................   $ 3,328,000       $ 2,118,000
        1997.............................................     3,312,000         2,118,000
        1998.............................................     3,173,000         2,118,000
        1999.............................................     2,904,000         2,118,000
        2000.............................................     2,730,000         2,118,000
        Thereafter.......................................    12,291,000        11,265,000
                                                            -----------    -----------------
             Total.......................................   $27,738,000       $21,855,000
                                                             ==========      ============


     In connection with the Offering, the College is negotiating with a stockholder to modify the terms of the leases beginning in 1996.


9.  RETIREMENT BENEFIT PLANS


     The College has a 401(k) profit sharing trust covering all eligible employees. Participants may defer a percentage of their salaries or make contributions up to 10% of their total compensation. Employee contributions are voluntary. Discretionary contributions are made by the College in the fourth quarter of each year, and were $44,000, $88,000 and $94,000 for the years ended December 31, 1993, 1994 and 1995, respectively.


     ELP sponsors a Salary Reduction Simplified Employee Pension Plan under
Section 408(k) of the Internal Revenue Code. Qualified employees may defer up to $9,240 (for 1995) per year in earnings, subject to certain participation requirements and limitations. ELP may not make contributions to an employee's pension account.



10.  RELATED PARTY TRANSACTIONS



     Beginning in 1995, the College retained PRK Investments, Inc. ("PRK") to provide it with a variety of services including services related to computer equipment purchasing and the College's compliance with the HEA and Department of Education regulations applicable to Title IV Programs. Two thirds of the PRK common stock is owned by children of the stockholders of the College. The College paid PRK $70,000 and $94,000 for computer equipment purchasing and related services for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively. In addition, pursuant to a contract with PRK, the College made monthly payments of $20,000 to PRK for Title IV services from January 1, 1996 through May 15, 1996. Beginning May 16, 1996, the computer equipment purchasing and related services performed by PRK for the College are performed by employees of ELP. The College provided PRK office space at its old Huntington Campus location at no cost in 1995 and the first quarter of 1996 at an estimated cost to the College of $18,000 and $5,000 for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively.


     Beginning in 1994, College faculty and other employees have received computer-related instruction and training in other occupational skills from Career Training Institute, Inc. ("CTI"). Eighty percent of the CTI common stock is owned by children of the stockholders of the College. The College paid CTI $8,000, $75,000

                      STRAYER COLLEGE, INC. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF MARCH 31, 1995 AND 1996 IS UNAUDITED)



10.  RELATED PARTY TRANSACTIONS -- (CONTINUED)


and $17,000 for its services for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1996, respectively. ELP purchased loans from CTI totalling $76,000 and $110,000 in 1995 and the three months ended March 31, 1996, respectively.



     ELP has made loans to Mr. Bailey and his two children aggregating $28,000 and $0 at December 31, 1995 and March 31, 1996, respectively. Such loans bear interest at 7.5%. Interest income and accrued interest on the loans was insignificant.



     See Note 8 for additional related party transactions.



11.  SUBSEQUENT EVENT



     In April 1996, the College distributed $2.1 million to its stockholders for expected tax liabilities in respect to estimated income earned by the College during the period January 1, 1996 to May 31, 1996.



12.  PRIOR PERIOD ADJUSTMENTS



     Historically, the College has made distributions to the stockholders which the stockholders used to fund the acquisition of campus facilities later leased to the College (See Note 5). In 1995, the College's stockholders also used a portion of the distributions to establish and capitalize ELP. Total distributions during the years ended December 31, 1993, 1994 and 1995 were $2,046,000, $2,800,000 and $3,350,000, respectively.



     Previously, the distributions for the years ended December 31, 1993 and 1994 were reported as general and administrative expenses, however these distributions were not paid and reported on Form W-2 as compensation to a stockholder. Such distributions have been reported as distributions to stockholders in the accompanying statements of income, stockholders equity and cash flows, so that the classification is consistent with the nature of the transactions.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   7
The Company............................  12
Reorganization.........................  12
Use of Proceeds........................  14
Capitalization.........................  15
Dividend Policy........................  15
Dilution...............................  16
Selected Financial Data................  17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  19
Business...............................  24
Licensing, Accreditation and Financial
  Aid Regulation.......................  33
Management.............................  44
Certain Transactions...................  48
Principal Stockholders.................  51
Description of Capital Stock...........  52
Shares Eligible for Future Sale........  54
Underwriting...........................  55
Legal Matters..........................  56
Experts................................  56
Additional Information.................  56
Index to Financial Statements.......... F-1


     UNTIL        , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,000,000 SHARES

                                [STRAYER LOGO]

                            STRAYER EDUCATION, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------
                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and NASD filing fee, all amounts are estimates.


        SEC registration fee..............................................   $ 13,086
        NASD filing fee...................................................      5,000
        Nasdaq National Market Listing Fee................................     40,000
        Accounting fees and expenses......................................    200,000
        Legal fees and expenses...........................................    275,000
        Blue Sky fees and expenses (including counsel fees)...............     20,000
        Printing and Engraving expenses...................................    125,000
        Transfer Agent and Registrar fees and expenses....................      4,000
        Miscellaneous Expenses............................................     17,914
                                                                             --------
                  Total...................................................   $700,000
                                                                             ========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Company's Charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the College shall have any liability to the College or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Charter and By-laws provide that the Company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Maryland General Corporation Law and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

     The Charter and By-laws provide that the Company will indemnify its directors and officers and may indemnify employees or agents of the Company to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Company. In addition, the Company's Charter provides that its directors and officers will not be liable to stockholders for money damages, except in limited instances. However, nothing in the Charter or By-laws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the Maryland General Corporation Law provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

     The form of underwriting agreement, filed as Exhibit 1.1 hereto, contains provisions by which the Underwriters agree to indemnify the Registrant and each officer, director and controlling person of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On May 15, 1996, the Company issued 1,000 shares of Common Stock to Mr. and Mrs. Ron K. Bailey, as joint tenants with a right of survivorship for $1,000 in cash. No underwriting discount or commission was paid in connection with the sale. The sale was effected without registration under the Securities Act in reliance on the exemption provided by Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


EXHIBIT
NUMBER                                       DESCRIPTION
- ------        -------------------------------------------------------------------------
 1.01 **   -- Proposed form of Underwriting Agreement.
 3.01 **   -- Certificate of Incorporation of the Company.
 3.02      -- Amended and Restated Bylaws of the Company.
 4.01      -- Specimen Stock Certificate.
 5.01      -- Opinion of Hogan & Hartson L.L.P. as to the legality of the Common Stock being registered.
10.01 **   -- Lease Agreement, dated as of June 1, 1996 between Strayer College, Inc.
              and Fredericksburg Investments, Inc.
10.02 **   -- Lease Agreement, dated as of June 1, 1996 between Strayer College, Inc.
              and Beacon Investments, Inc.
10.03 **   -- Lease Agreement, dated as of June 1, 1996 between Strayer College, Inc.
              and Battleview Investments, Inc.
10.04 **   -- Lease Agreement, dated as of June 1, 1996 between Strayer College, Inc.
              and Central Investments, Inc.
10.05 **   -- Lease Agreement, dated as of June 1, 1996, between Strayer College, Inc.
              and Potomac Investments, Inc.
10.06      -- Lease Agreement, dated as of April 22, 1991, between Strayer College,
              Inc. and Cross Creek Associates Limited Partnership.
10.07      -- Lease Agreement, dated as of October 1, 1991, between Strayer College,
              Inc. and GLM-Highland Building Limited Partnership.
10.08      -- Lease Agreement, dated as of June 15, 1993, between Strayer College, Inc.
              and Alexandria Tech Center I.
10.09 **   -- Employment Agreement, dated as of June 1, 1996, between Strayer
              Education, Inc. and Ron K. Bailey.
10.10 **   -- Employment Agreement, dated as of June 1, 1996, between Strayer College,
              Inc. and Harry T. Wilkins.
10.11 **   -- 1996 Stock Option Plan
10.12 **   -- Form of Tax Indemnification Agreement
10.13      -- First Amendment to Agreement of Lease for Office Condominium Space, dated
              July 25, 1994, between Strayer College, Inc. and Cross Creek Associates
              Limited Partnership.
23.01      -- Consent of Hogan & Hartson L.L.P. (contained in Exhibit 5.01).
23.02      -- Consent of Coopers & Lybrand L.L.P.
24.01      -- Power of Attorney (contained in signature page).
   27 **+   -- Financial Data Schedule.
99.01 **   -- Consents of Stanley G. Elmore, Todd A. Milano, Dr. Jennie D. Seaton,
              Roland Carey, Donald T. Benson, G. Thomas Waite, III, Dr. Donald Stoddard
              and Dr. Charlotte Beason.


- ---------------

** Previously filed.


 + Included in electronic filing via EDGAR.

     (b)Financial Statement Schedules:


        Schedule II -- Valuation and Qualifying Accounts and report thereon


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being, made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post effective amendment, financial statements required pursuant to this paragraph (a) (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on July 15, 1996.


                                            STRAYER EDUCATION, INC.

                                            By:       /s/ RON K. BAILEY
                                              ----------------------------------
                                                Ron K. Bailey
                                              Chief Executive Officer and
                                                President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                                         Chief Executive Officer, President      July 15, 1996
           /s/ RON K. BAILEY               and Director (Principal Executive
- -------------------------------------      Officer)
            Ron K. Bailey

           /s/ HARRY T. WILKINS          Chief Financial Officer (Principal      July 15, 1996
- -------------------------------------      Financial Officer and Principal
          Harry T. Wilkins                 Accounting Officer)

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees and Stockholders


Strayer College, Inc.



     In connection with our audits of the combined financial statements of Strayer College, Inc., and Affiliate as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, which financial statements are included in the Prospectus, we have also audited the combined financial statement schedule listed in Item 16 of Part II of the Registration Statement herein.



     In our opinion, this combined financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                             Coopers & Lybrand L.L.P.



Washington, D.C.


May 14, 1996

                             STRAYER COLLEGE, INC.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)



- -----------------------------------------------------------------------------------------------------------
                                                          BALANCE       ADDITIONS                   BALANCE
                                                        BEGINNING OF    CHARGED TO                  END OF
                     DESCRIPTION                           PERIOD        EXPENSE      DEDUCTIONS    PERIOD
- -----------------------------------------------------------------------------------------------------------
Deduction from asset account:
  Allowance for doubtful accounts:
     Three months ended March 31, 1996 (unaudited)...       $155           $101         $  (67)      $ 189
     Year ended December 31, 1995....................        135            655           (635)        155
     Year ended December 31, 1994....................        453            665           (983)        135
     Year ended December 31, 1993....................        210            853           (610)        453
  Allowance for loan loss:
     Three months ended March 31, 1996 (unaudited)...         49             31             --          80
     Year ended December 31, 1995....................         --             49             --          49

                               INDEX TO EXHIBITS


                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                     DESCRIPTION                                     PAGE
- ------        ----------------------------------------------------------------------   ------------
 1.01 **   -- Proposed form of Underwriting Agreement...............................
 3.01 **   -- Certificate of Incorporation of the Company...........................
 3.02      -- Amended and Restated Bylaws of the Company............................
 4.01      -- Specimen Stock Certificate............................................
 5.01      -- Opinion of Hogan & Hartson L.L.P. as to the legality of the Common
              Stock being registered................................................
10.01 **   -- Lease Agreement, dated as of June 1, 1996 between Strayer College,
              Inc. and Fredericksburg Investments, Inc. ............................
10.02 **   -- Lease Agreement, dated as of June 1, 1996 between Strayer College,
              Inc. and Beacon Investments, Inc. ....................................
10.03 **   -- Lease Agreement, dated as of June 1, 1996 between Strayer College,
              Inc. and Battleview Investments, Inc. ................................
10.04 **   -- Lease Agreement, dated as of June 1, 1996 between Strayer College,
              Inc. and Central Investments, Inc. ...................................
10.05 **   -- Lease Agreement, dated as of June 1, 1996, between Strayer College,
              Inc. and Potomac Investments, Inc. ...................................
10.06      -- Lease Agreement, dated as of April 22, 1991, between Strayer College,
              Inc. and Cross Creek Associates Limited Partnership...................
10.07      -- Lease Agreement, dated as of October 1, 1991, between Strayer College,
              Inc. and GLM-Highland Building Limited Partnership....................
10.08      -- Lease Agreement, dated as of June 15, 1993, between Strayer College,
              Inc. and Alexandria Tech Center I.....................................
10.09 **   -- Employment Agreement, dated as of June 1, 1996, between Strayer
              Education, Inc. and Ron K. Bailey.....................................
10.10 **   -- Employment Agreement, dated as of June 1, 1996, between Strayer
              College, Inc. and Harry T. Wilkins....................................
10.11 **   -- 1996 Stock Option Plan................................................
10.12 **   -- Form of Tax Indemnification Agreement.................................
10.13      -- First Amendment to Agreement of Lease for Office Condominium Space,
              dated July 25, 1994, between Strayer College, Inc. and Cross Creek
              Associates Limited Partnership........................................
23.01      -- Consent of Hogan & Hartson L.L.P. (contained in Exhibit 5.01).........
23.02      -- Consent of Coopers & Lybrand L.L.P. ..................................
24.01      -- Power of Attorney (contained in signature page).......................
   27 **+  -- Financial Data Schedule...............................................
99.01 **   -- Consents of Stanley G. Elmore, Todd A. Milano, Dr. Jennie D. Seaton,
              Roland Carey, Donald T. Benson, G. Thomas Waite, III, Dr. Donald
              Stoddard and Dr. Charlotte Beason.....................................


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** Previously filed.


 + Included in electronic filing via EDGAR.